Form 20-F
period 2010-12-31
Comamtech Inc.
filed 2011-04-05
CIK 1505611

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 20-F
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2010

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report ____________________

For the transition period from to

Commission file number 000-54200

COMAMTECH INC.
(Exact name of registrant as specified in its charter)

(Translation of Registrant’s name into English)

PROVINCE OF ONTARIO (CANADA)
(Jurisdiction of incorporation or organization)

333 Bay Street, Suite 2400
Toronto, Ontario
Canada, M5H 2T6
(Address of principal executive offices)

Marc Ferland
Telephone: (418) 653-1555, E-mail address: mferland@comamtech.com, Address: 333 Bay Street, Suite 2400, Toronto, Ontario, Canada, M5H 2T6

Securities registered or to be registered pursuant to Section 12(b) of the Act.
None

Securities registered or to be registered pursuant to Section 12(g) of the Act.
Common Shares, no par value

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

2,097,861 Common Shares

Indicate by check mark if the registrant is a well-know seasoned issuer, as defined in Rule 405 of the Act.

☐ Yes No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes No ☒

Note- Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1932 from their obligations under those Sections.

Indicate by a check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☑ Yes No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b of the Exchange Act (Check one):

Large Accelerated Filer o	Accelerated Filer o	Non-Accelerated Filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP o	International Financial Reporting Standards as issued by the International Accounting Standards Board o	Other ☒

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
x Item 17	o Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
o Yes	x No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13, or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

o Yes	o No

EXPLANATORY NOTES

On November 4, 2010, the Company sold its wholly-owned subsidiary Copernic Inc. to N. Harris Computer Corporation. The Company is now the successor issuer to Copernic Inc. for financial reporting and continuous disclosure purposes.

In this Annual Report on Form 20-F, unless otherwise indicated or the context otherwise requires, all monetary amounts are expressed in United States dollars.

Throughout this document, references to financial information from periods prior to the Company’s date of incorporation (August 16, 2010) are reference to financial information of Copernic Inc., or its predecessor Mamma.com Inc.

TABLE OF CONTENTS

SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS	4
PART I	5
IDENTITY OF DIRECTORS SENIOR MANAGEMENT AND ADVISERS	5
OFFER STATISTICS AND EXPECTED TIMETABLE	5
KEY INFORMATION	5
INFORMATION ON THE COMPANY	10
OPERATING AND FINANCIAL REVIEW AND PROSPECTS	13
DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	35
MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS MAJOR SHAREHOLDERS	42
FINANCIAL INFORMATION	42
THE OFFER AND LISTING	43
ADDITIONAL INFORMATION	43
QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	49
DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	50
PART II	50
DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	50
MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	50
CONTROLS AND PROCEDURES	50
AUDIT COMMITTEE FINANCIAL EXPERT	52
CODE OF ETHICS	52
PRINCIPAL ACCOUNTANT FEES AND SERVICES	52
EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	59
PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	59
FINANCIAL STATEMENTS	59
EXHIBITS	98
SIGNATURES	99

SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS

INFORMATION CONTAINED IN THIS ANNUAL REPORT ON FORM 20-F INCLUDES FORWARD-LOOKING STATEMENTS, WHICH CAN BE IDENTIFIED BY THE USE OF FORWARD-LOOKING TERMINOLOGY SUCH AS “BELIEVES,” “EXPECTS,” “MAY,” “DESIRES,” “WILL,” “SHOULD,” “PROJECTS,” “ESTIMATES,” “CONTEMPLATES,” “ANTICIPATES,” “INTENDS,” OR ANY NEGATIVE SUCH AS “DOES NOT BELIEVE” OR OTHER VARIATIONS THEREOF OR COMPARABLE TERMINOLOGY. NO ASSURANCE CAN BE GIVEN THAT POTENTIAL FUTURE RESULTS OR CIRCUMSTANCES DESCRIBED IN THE FORWARD-LOOKING STATEMENTS WILL BE ACHIEVED OR OCCUR. SUCH INFORMATION MAY ALSO INCLUDE CAUTIONARY STATEMENTS IDENTIFYING IMPORTANT FACTORS WITH RESPECT TO SUCH FORWARD-LOOKING STATEMENTS, INCLUDING CERTAIN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO VARY MATERIALLY FROM THE PROJECTIONS AND OTHER EXPECTATIONS DESCRIBED IN SUCH FORWARD-LOOKING STATEMENTS. PROSPECTIVE INVESTORS, CUSTOMERS, VENDORS AND ALL OTHER PERSONS ARE CAUTIONED THAT FORWARD-LOOKING STATEMENTS ARE NOT ASSURANCES, FORECASTS OR GUARANTEES OF FUTURE PERFORMANCE DUE TO RELATED RISKS AND UNCERTAINTIES, AND THAT ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE PROJECTED. FACTORS WHICH COULD CAUSE RESULTS OR EVENTS TO DIFFER FROM CURRENT EXPECTATIONS INCLUDE, AMONG OTHER THINGS: THE SEVERITY AND DURATION OF THE ADJUSTMENTS IN OUR BUSINESS SEGMENTS; THE EFFECTIVENESS OF OUR RESTRUCTURING ACTIVITIES, INCLUDING THE VALIDITY OF THE ASSUMPTIONS UNDERLYING OUR RESTRUCTURING EFFORTS; FLUCTUATIONS IN OPERATING RESULTS; THE IMPACT OF GENERAL ECONOMIC, INDUSTRY AND MARKET CONDITIONS; THE ABILITY TO RECRUIT AND RETAIN QUALIFIED EMPLOYEES; FLUCTUATIONS IN CASH FLOW; INCREASED LEVELS OF OUTSTANDING DEBT; EXPECTATIONS REGARDING MARKET DEMAND FOR PARTICULAR PRODUCTS AND SERVICES AND THE DEPENDENCE ON NEW PRODUCT/SERVICE DEVELOPMENT; DELAYS IN MARKET ACCEPTANCE OF NEW PRODUCTS; THE ABILITY TO MAKE ACQUISITIONS AND/OR INTEGRATE THE OPERATIONS AND TECHNOLOGIES OF ACQUIRED BUSINESSES IN AN EFFECTIVE MANNER; THE IMPACT OF RAPID TECHNOLOGICAL AND MARKET CHANGE; THE IMPACT OF PRICE AND PRODUCT COMPETITION; THE UNCERTAINTIES IN THE MARKET FOR INTERNET-BASED PRODUCTS AND SERVICES; STOCK MARKET VOLATILITY; THE TRADING VOLUME OF OUR STOCK; THE POSSIBILITY THAT OUR STOCK MAY NOT SATISFY OUR REQUIREMENTS FOR CONTINUED LISTING ON THE NASDAQ CAPITAL MARKET INCLUDING WHETHER THE MINIMUM BID PRICE FOR THE STOCK FALLS BELOW $1; AND THE ADVERSE RESOLUTION OF LITIGATION OR RELATED EVENTS COULD HAVE A NEGATIVE IMPACT ON THE COMPANY, INCREASE COMPANY EXPENSES OR CAUSE EVENTS OR RESULTS TO DIFFER FROM CURRENT EXPECTATIONS. FOR ADDITIONAL INFORMATION WITH RESPECT TO THESE AND CERTAIN OTHER FACTORS THAT MAY AFFECT ACTUAL RESULTS, SEE THE REPORTS AND OTHER INFORMATION FILED OR FURNISHED BY THE COMPANY WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (“SEC”) AND/OR THE ONTARIO SECURITIES COMMISSION (“OSC”) RESPECTIVELY ACCESSIBLE ON THE INTERNET AT WWW.SEC.GOV AND WWW.SEDAR.COM. ALL INFORMATION CONTAINED IN THIS ANNUAL REPORT ON FORM 20-F IS QUALIFIED IN ITS ENTIRETY BY THE FOREGOING AND REFERENCE TO THE OTHER INFORMATION THE COMPANY FILES WITH THE OSC AND SEC. UNLESS OTHERWISE REQUIRED BY APPLICABLE SECURITIES LAWS, THE COMPANY DISCLAIMS ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

PERIOD-TO-PERIOD COMPARISONS

A VARIETY OF FACTORS MAY CAUSE PERIOD-TO-PERIOD FLUCTUATIONS IN THE COMPANY’S OPERATING RESULTS, INCLUDING BUSINESS ACQUISITIONS, REVENUES AND EXPENSES RELATED TO THE INTRODUCTION OF NEW PRODUCTS AND SERVICES OR NEW VERSIONS OF EXISTING PRODUCTS, NEW OR STRONGER COMPETITORS IN THE MARKETPLACE AS WELL AS CURRENCY FLUCTUATIONS, ECONOMIC RECESSIONS AND RECOVERIES. HISTORICAL OPERATING RESULTS ARE NOT INDICATIVE OF FUTURE RESULTS AND PERFORMANCE.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
Not Applicable

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE
Not Applicable

ITEM 3.	KEY INFORMATION

SELECTED FINANCIAL DATA

The following consolidated statements of operations data for the years ended December 31, 2010, 2009 and 2008, and consolidated balance sheets data as at December 31, 2010 and 2009 is derived from the audited consolidated financial statements included in Item 17. All other financial information below is unaudited and derived from sources not included in Item 17.  The selected consolidated financial data in the following tables should be read in conjunction with our audited consolidated financial statements, including the notes thereto, and “Item 5 – Operating and Financial Review and Prospects”, included elsewhere in this Form 20-F.

CANADIAN GAAP YEAR ENDED DECEMBER 31

	2010	2009	2008	2007	2006
	$	$	$	$	$
Consolidated Statements of Operations Data
Revenues	1,261,759	1,653,026	2,218,264	1,702,256	2,654,848
Earnings (loss) from continuing operations	(1,900,351)	(2,285,514)	(7,529,104)	(15,461,176)	(5,621,340)
Results of discontinued operations, net of income taxes	(1,435,459)	4,399,406	1,038,400	1,030,350	1,351,960
Net earnings (loss) for the year	(3,335,810)	2,113,892	(6,490,704)	(14,430,826)	(4,269,380)
Basic and diluted earnings (loss) per share from continuing operations	(0.91)	(1.09)	(3.60)	(7.43)	(2.74)
Basic and diluted earnings (loss) per share from discontinued operations	(0.68)	2.10	0.50	0.50	0.66
Basic and diluted net earnings (loss) per share	(1.59)	1.01	(3.10)	(6.93)	(2.08)
Weighted average number of shares – basic	2,097,861	2,091,437	2,091,437	2,080,699	2,049,049
Weighted average number of shares – diluted	2,097,861	2,091,437	2,091,437	2,080,699	2,049,049
Consolidated Balance Sheets Data	2010 $	2009 $	2008 $	2007 $	2006 $
Total assets	8,911,833	12,711,841	10,782,059	18,357,856	33,339,488
Total liabilities	666,679	1,219,024	1,509,843	2,557,462	4,444,838
Net assets	8,245,154	11,492,817	9,272,216	15,800,394	28,894,650
Working capital	6,677,403	4,172,099	5,051,474	6,413,044	8,533,546
Capital stock	96,567,321	96,556,485	96,556,485	96,556,485	95,298,234
Contributed surplus	5,931,048	5,853,737	5,747,028	5,784,502	5,706,183
Accumulated other comprehensive income	561,137	561,137	561,137	561,137	561,137
Accumulated deficit	94,814,352	(91,478,542)	(93,592,434)	(87,101,730)	(72,670,904)
Shareholders’ equity	8,245,154	11,492,817	9,272,216	15,800,394	28,894,650
Other
Cash dividends	None	None	None	None	None

U.S. GAAP YEAR ENDED DECEMBER 31st
	2010	2009	2008	2007	2006
	$	$	$	$	$
Consolidated Statements of Operations Data
Revenues	1,261,759	1,653,026	2,218,264	1,702,256	2,654,848
Earnings (loss) from continuing operations	(1,900,351)	(2,285,514)	(7,529,104)	(15,461,176)	(5,621,340)
Results of discontinued operations, net of income taxes	(1,435,459)	4,399,406	1,038,400	1,030,350	1,351,960
Net earnings (loss) for the year	(3,335,810)	2,113,892	(6,490,704)	(14,430,826)	(4,269,380)
Basic and diluted earnings (loss) per share from continuing operations	(0.91)	(1.09)	(3.60)	(7.43)	(2.74)
Basic and diluted earnings (loss) per share from discontinued operations	(0.68)	2.10	0.50	0.50	0.66
Basic and diluted net earnings (loss) per share	(1.59)	1.01	(3.10)	(6.93)	(2.08)
Weighted average number of shares – basic	2,097,861	2,091,437	2,091,437	2,080,699	2,049,049
Weighted average number of shares – diluted	2,097,861	2,091,437	2,091,437	2,080,699	2,049,049
Consolidated Balance Sheets Data	2010 $	2009 $	2008 $	2007 $	2006 $
Total assets	8,911,833	12,711,841	10,782,059	18,357,856	33,339,488
Total liabilities	666,679	1,219,024	1,509,843	2,557,462	4,444,838
Net assets	8,245,154	11,492,817	9,272,216	15,800,394	28,894,650
Working capital	6,677,403	4,172,099	5,051,474	6,413,044	8,533,546
Capital stock	113,336,897	113,326,055	113,326,055	113,326,055	112,067,804
Contributed surplus	6,968,738	6,891,427	6,784,718	6,822,192	6,743,873
Accumulated other comprehensive income	561,137	561,137	561,137	561,137	561,137
Accumulated deficit	(112,621,612)	(109,285,802)	(111,399,694)	(104,908,990)	(90,478,164)
Shareholders’ equity	8,245,153	11,492,817	(9,272,216)	15,800,394	28,894,650
Other
Cash dividends	None	None	None	None	None

CAPITALIZATION AND INDEBTEDNESS

The following tables set forth the consolidated cash and consolidated capitalization of the Company as at December 31, 2010 prepared in accordance with Canadian GAAP and United States GAAP, respectively.

(Prepared in accordance with Canadian GAAP)	As at December 31, 2010 $
Cash and cash equivalents	4,265,488
Temporary investments	-
Indebtedness
Current liabilities	666,679
Obligations under capital leases	-
Future income taxes	-
Shareholders’ Equity
Capital stock	96,567,321
Contributed surplus	5,931,048
Cumulative translation adjustment	561,137
Accumulated deficit	(94,814,352)
Total shareholders’ equity	8,245,154
Total capitalization	8,911,833

(Prepared in accordance with US GAAP)	As at December 31, 2010 $
Cash and cash equivalents	4,265,488
Temporary investments	-
Indebtedness
Current liabilities	666,679
Obligations under capital leases	-
Future income taxes	-
Shareholders’ Equity
Capital stock	113,336,891
Contributed surplus	6,968,738
Cumulative translation adjustment	561,137
Accumulated deficit	(112,621,612)
Total shareholders’ equity	8,245,153
Total capitalization	8,911,833

Reasons for the Offer and Use of Proceeds

Not Applicable.

RISK FACTORS

Risks associated with recently announced transactions.

Please see Item 5, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” under the heading “Risks and Uncertainties”.

ITEM 4.   INFORMATION ON THE COMPANY

GENERAL INFORMATION
Comamtech was incorporated under the OBCA on August 16, 2010 in order to proceed with the Harris Transaction. Comamtech has not carried on any active business since its incorporation. As of the date hereof, 2,097,861 Comamtech Shares are issued and outstanding. Comamtech’s head office is located at 333, Bay Street, Suite 2400, Toronto, Ontario, M5H 2T6.

RECENT EVENTS

Please see Item 5, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” under the heading “Recent Events”.

RECENT AGREEMENTS

Private Placement

As announced on February 12, 2010, Copernic Inc. amended the agreement signed on November 12, 2009, pursuant to which the Company was to issue, by way of private placement, 500,000 shares at $4.00 per share for a total proceeds of $2,000,000.

The amended agreement also proposed a purchase, by Copernic, of 70.1% of the common shares outstanding of Sunbay Canada Corporation (“Sunbay”), a company registered in Ontario. The Board of Directors of Sunbay was to be comprised of three members elected by Copernic, one of which would have been Mr. Marc Ferland, Chief Executive Officer of Copernic who also was to hold this position for Sunbay. In addition, Newlook Industries Corporation (“Newlook”) and Sunbay Energy Corporation should have each elected a representative. Based on this amended agreement, Copernic was to issue 150,000 common shares in exchange of its equity position in Sunbay valued at $600,000 and 350,000 shares for cash of $1,400,000. The closing was scheduled no later than April 30, 2010. Since the Private Placement and purchase of Sunbay failed to close as scheduled, Copernic announced on June 3, 2010 that it would cease all further discussions with Sunbay, Newlook and Fanotech (defined below).

Conversion of the Empresario’s Balance of Sale into a Convertible Debenture

On August 10, 2010, Copernic and Empresario Inc. (“Empresario”) signed an agreement to convert the existing balance of sale receivable to a convertible debenture. The convertible debenture does not bear interest until maturity or upon default and no instalment payments are required to be made during its term. Upon maturity (August 10, 2011), if the outstanding amounts due under the convertible debenture are not paid in full, the Company could convert the debenture to Preferred shares having 51% of the votes and then ultimately have the right to require the liquidation of Empresario. Under the terms of the debenture, Empresario has the right to redeem the debenture for an amount equal to $2,500,000 if redeemed by February 10, 2011, or for an amount equal to $3,000,000 if redeemed after February 10, 2011 but prior to August 10, 2011 or for an amount of the entire outstanding principal if redeemed thereafter. Interest at the rate of 13.6% per annum will be earned on the outstanding balance from the maturity date or upon a default. The new convertible debenture had a fair value of $2,835,000 while the book value of the balance of sale was $4,273,287. A write down of $1,438,287 was accounted for in June 2010. During the third quarter of 2010, Empresario made a payment of $200,000.  The debenture was not redeemed before February 10, 2011.

Business Acquisition

As announced on March 26, 2010, Copernic Inc. entered into a letter of intent with Fanotech Manufacturing Group (“Fanotech”) with respect to the proposed acquisition by Copernic of the assets of Fanotech Manufacturing Group comprised of Fanotech Enviro Inc., Fanotech Waste Equipment Inc. and 1099958 Ontario Limited currently operating as FanoCore. The purchase price of approximately CND$ 3.5M was to be based on the Net Book Value as at March 31, 2010, estimated at CND$ 1.5M and on the past 5 years of cumulative EBITDA estimated at CND$ 2M. The purchase price was to be payable by the issuance to the vendor of 320,000 common shares of Copernic at US$ 6.00 / share for a total value of $1,920,000 and the remaining balance was to be payable in cash in an amount approximating CND$ 1.5M subject to final determination of purchase price. The transaction was scheduled to close at the end of the second quarter and was subject to the receipt by Copernic of audited financial statements of Fanotech Manufacturing Group, satisfactory due diligence and board, shareholders and regulatory approvals.

On March 31, 2010, the Company paid a CND$200,000 non refundable deposit toward the purchase price to Fanotech, subject to the closing of the transaction with Sunbay. This deposit was to be reimbursed if the transaction with Sunbay had not closed. In these financial statements, this deposit was accounted for as an other assets.

Since the Sunbay Transaction had not closed as scheduled this transaction was also terminated as announced on June 3, 2010.

Arrangement Agreement with Harris

On July 5, Copernic accepted a letter of intent of Harris, providing, among other things, for the terms and conditions of an arrangement. On August 25, 2010, Copernic, Harris and Comamtech entered into an arrangement agreement pursuant to which Copernic was to be ultimately acquired and taken private by Harris. The board of directors of Copernic also instructed management to seek out business partners to ensure that Comamtech, as a successor entity of Copernic, would continue to have an operating business thereby retaining its listing on NASDAQ.

Arrangement Agreement with DecisionPoint

On October 20, 2010, Comamtech and MergerCo entered into the Arrangement Agreement with DecisionPoint pursuant to which Comamtech would acquire (through MergerCo), all of the issued and outstanding securities of DecisionPoint in a reverse takeover transaction. The Arrangement Agreement was amended on December 23, 2010 (“Amendment No. 1 to the Arrangement Agreement”). The Arrangement was further amended on March 22, 2011 (“Amendment No. 2 to the Arrangement Agreement”).

Subsequent Events

Please see Item 5, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” under the heading “Subsequent Events”.

BUSINESS OVERVIEW

Please see Item 5, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” under the heading “Business Overview”.

ITEM 5.   OPERATING AND FINANCIAL REVIEW AND PROSPECTS

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations of Comamtech Inc. for the three years ended December 31, 2010, 2009 and 2008 should be read in conjunction with its consolidated financial statements and the related notes. All statements in the following discussion, which are not reports of historical information or descriptions of current accounting policy, are forward-looking statements. Please consider our forward-looking statements in light of the risks referred to in this Management’s Discussion and Analysis of Financial Condition and Results of Operations cautionary note. It should be noted that the consolidated financial statements summarize operating details and gains on disposal of assets as related to the sale of Mamma.com and its AD Network while the 2008 Annual Report includes operating details of the assets. As required by GAAP, the consolidated financial statements of 2008 have been re-casted.

The Company’s consolidated financial statements are reported in US dollars and have been prepared in accordance with generally accepted accounting principles as applied in Canada (“Canadian GAAP”). As a registrant with the Securities and Exchange Commission in the United States, the Company is required to reconcile its financial results for significant measurement differences between Canadian GAAP and generally accepted accounting principles as applied in the United States (“U.S. GAAP”) as they specifically relate to the Company as described in Note 25 to its consolidated financial statements. This Management’s Discussion and Analysis of Financial Condition and Results of Operations is dated March 29, 2011.

The Company’s functional currency is the U.S. dollar. All amounts included herein are expressed in U.S. dollars, unless specified otherwise.

BUSINESS OVERVIEW

Following the closing of the consummation of the sale of Copernic Inc. (“Copernic”) to N. Harris Computer Corporation (“Harris”) (the “Harris Transaction”), Comamtech became a “public shell” company with no operating business.

RECENT EVENTS

Business transactions

In the spring of 2009, Copernic, the predecessor to Comamtech, began to consider opportunities outside its current business focus to partner with other entities thereby leveraging its expertise, balance sheet and NASDAQ listing. Potential acquisitions were examined and none were determined suitable.

During the first half of 2010, Copernic engaged the services of consultants to review its desktop search software business and determine its long term strategic direction. The board of directors of Copernic determined that substantial investments would be required in technology to maintain Copernic’s competitiveness with no certainty that these investments would result in a profitable enterprise, particularly when faced with two well capitalized competitors, namely Google and Microsoft, who embedded desktop search software in their offerings. In addition, substantial unrecorded tax losses carried forward would reach their maturity dates in the near term and the board of directors of Copernic determined that it was important to crystallize these values as soon as possible. It was therefore necessary to find a Canadian company in the software business which could benefit from these losses while leveraging the core search technology through its own product lines and sales channels. Following the signing of a confidentiality agreement between Harris and Copernic, discussions started in March 2010 with Harris with respect to a potential transaction which would accomplish these objectives.

On July 5, Copernic accepted a letter of intent of Harris, providing, among other things, for the terms and conditions of an arrangement. On August 25, 2010, Copernic, Harris and Comamtech entered into an arrangement agreement pursuant to which Copernic was to be ultimately acquired and taken private by Harris. The board of directors of Copernic also instructed management to seek out business partners to ensure that Comamtech, as a successor entity of Copernic, would continue to have an operating business thereby retaining its listing on NASDAQ.

On July 7, 2010, Comamtech hired the services of Spencer Clarke LLC (“Spencer Clarke”), an investment banker located in New York, New York, who presented various potential merger opportunities. DecisionPoint Systems, Inc. (“DecisionPoint”) was short listed after an initial meeting on July 19, 2010, as representative of many attributes that management was looking for in a merger partner.

On October 20, 2010, Comamtech, MergerCo and DecisionPoint entered into an arrangement agreement (the “Arrangement Agreement”) whereby Comamtech would acquire all of the issued and outstanding shares of DecisionPoint through a reverse takeover transaction (the “Arrangement”).

On November 4, 2010, the Harris Transaction closed and Comamtech became a shell company with no operating assets.

On September 20, 2010, Copernic was advised that the NASDAQ Staff determined that upon the consummation of the Harris Transaction, Comamtech would become a “public shell.”  In accordance with NASDAQ listing rules, NASDAQ, following closing of the Harris Transaction, delivered a written notification on November 4, 2010, that the common shares of Comamtech (“Comamtech Shares”) would be delisted, unless it appealed the determination by requesting a hearing. On November 10, 2010, Comamtech requested a hearing, which was held on December 16, 2010.

NASDAQ Matters

On December 21, 2010, NASDAQ informed Comamtech that it would be delisted from the NASDAQ and that trading in its shares would be suspended effective upon the open of business on Thursday, December 23, 2010. Comamtech Shares have since been quoted on the OTC Bulletin Board. Comamtech continues to maintain its status as a reporting company with the SEC and will continue to update its shareholders (“Shareholders”) on material events and financial information as required.

The NASDAQ Hearing Panel acknowledged that Comamtech appears to be making good faith and diligent efforts to move quickly toward a reverse merger acquisition with DecisionPoint. However, the NASDAQ Hearing Panel concluded that the prospective timeline and associated uncertainty regarding conditions required for the NASDAQ listing in connection with the DecisionPoint transaction are longer than a public shell should remain listed on the NASDAQ.  The NASDAQ Hearing Panel therefore declined to exercise discretionary authority to permit continued listing of Comamtech pending the closing of the Arrangement and determined that Comamtech will be delisted.

Upon completion of the Arrangement, Comamtech will pursue a new listing on the NASDAQ. NASDAQ requires various minimum financial and qualitative conditions to be satisfied in order to qualify for listing on one of the NASDAQ trading platforms.  The respective management teams of Comamtech and DecisionPoint will endeavor to meet the minimum listing requirements as soon as reasonably possible, however, it is uncertain whether Comamtech will be able to satisfy the NASDAQ listing conditions during the foreseeable future.

Nominations and Resignations

On August 20, 2010, Marc Ferland was nominated as Chairman, President and Chief Executive officer of Comamtech and Jean-Rock Fournier was nominated as Secretary, Executive Vice-President and Chief Financial Officer of Comamtech.

On August 20, 2010, Marc Ferland, Lawrence Yelin and Claude E. Forget were nominated as directors of Comamtech.

On November 4th, the closing date of the Harris Transaction, Marc Ferland, Claude Forget, David Goldman, Irwin Kramer, David Schwartz and Lawrence Yelin resigned from the Board of Directors of Copernic.

Granting, Exercising and Cancellation of Stock Options

Following the closing of the Harris Transaction, options to purchase Copernic's existing common shares under Copernic's existing stock option plan was exchanged into equivalent options to purchase common shares of Comamtech under the stock option plan of Comamtech.

Conversion of the Empresario’s Balance of Sale into a Convertible Debenture

On August 10, 2010, Copernic and Empresario Inc. (“Empresario”) signed an agreement to convert the existing balance of sale receivable to a convertible debenture. The convertible debenture had a fair value of $2,835,000 while the book value of the balance of sale was $4,273,287. A write down of $1,438,287 of the balance of sale receivable was accounted for in June 2010.The convertible debenture does not bear interest until maturity or default and no instalment payments are required to be made during its term. Upon maturity (August 10, 2011), if the outstanding amounts due under the convertible debenture are not paid in full, the Company could convert the debenture to Preferred shares having 51% of the votes and then ultimately have the right to require the liquidation of Empresario. Under the terms of the debenture, Empresario had the right to redeem the debenture for an amount equal to $2,500,000 if redeemed by February 10, 2011, or for an amount equal to $3,000,000 if redeemed after February 10, 2011 but prior to August 10, 2011 or for an amount of the entire outstanding principal if redeemed thereafter. The debenture was not redeemed before February 10, 2011. Interest at the rate of 13.6% per annum will be earned on the outstanding balance from the maturity date or upon a default. During the third quarter of 2010, Empresario made a payment of $200,000.

Private Placement

As announced on February 12, 2010, Copernic Inc. amended the agreement signed on November 12, 2009, pursuant to which the Company was to issue, by way of private placement, 500,000 shares at $4.00 per share for a total proceeds of $2,000,000.

The amended agreement also proposed a purchase, by Copernic, of 70.1% of the common shares outstanding of Sunbay Canada Corporation (‘‘Sunbay’’), a company registered in Ontario. The Board of Directors of Sunbay was to be comprised of three members elected by Copernic, one of which would have been Mr. Marc Ferland, Chief Executive Officer of Copernic who also was to hold this position for Sunbay. In addition, Newlook Industries Corporation (“Newlook”) and Sunbay Energy Corporation should have each elected a representative. Based on this amended agreement, Copernic was to issue 150,000 common shares in exchange of its equity position in Sunbay valued at $600,000 and 350,000 shares for cash of $1,400,000. The closing was scheduled no later than April 30, 2010. Since the Private Placement and purchase of Sunbay failed to close as scheduled, Copernic announced on June 3, 2010 that it would cease all further discussions with Sunbay, Newlook and Fanotech (defined below).

Business Acquisition

As announced on March 26, 2010, Copernic Inc. entered into a letter of intent with Fanotech Manufacturing Group (“Fanotech”) with respect to the proposed acquisition by Copernic of the assets of Fanotech Manufacturing Group comprised of Fanotech Enviro Inc., Fanotech Waste Equipment Inc. and 1099958 Ontario Limited currently operating as FanoCore. The purchase price of approximately CND$ 3.5M was to be based on the Net Book Value as at March 31, 2010, estimated at CND$ 1.5M and on the past 5 years of cumulative EBITDA estimated at CND$ 2M. The purchase price was to be payable by the issuance to the vendor of 320,000 common shares of Copernic at US$ 6.00 / share for a total value of $1,920,000 and the remaining balance was to be payable in cash in an amount approximating CND$ 1.5M subject to final determination of purchase price. The transaction was scheduled to close at the end of the second quarter and was subject to the receipt by Copernic of audited financial statements of Fanotech Manufacturing Group, satisfactory due diligence and board, shareholders and regulatory approvals.

On March 31, 2010, the Company paid a CND$200,000 non refundable deposit toward the purchase price to Fanotech, subject to the closing of the transaction with Sunbay. This deposit was to be reimbursed if the transaction with Sunbay had not closed. In these financial statements, this deposit was accounted for as an other assets.

Since the Sunbay Transaction had not closed as scheduled this transaction was also terminated as announced on June 3, 2010.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company prepares its consolidated financial statements in accordance with accounting principles generally accepted in Canada. In doing so, management has to make estimates and assumptions that affect reported amounts of assets, liabilities, revenues and expenses, as well as related disclosure of contingent assets and liabilities. In many cases, management reasonably has used different accounting policies and estimates. In some cases, changes in the accounting estimates are reasonably likely to occur from period to period. Accordingly, actual results could differ materially from our estimates. To the extent that there are material differences between these estimates and actual results, our financial condition or results of operations will be affected. Management bases its estimates on past experience and other assumptions that it believes are reasonable under the circumstances, and it evaluates these estimates on an ongoing basis. Management refers to accounting estimates of this type as critical accounting policies and estimates, which are discussed further below. Management has reviewed its critical accounting policies and estimates with its Board of Directors.

Use of Estimates

Significant estimates in these financial statements include the allowance for doubtful accounts, recovery of future income taxes, goodwill and annual goodwill impairment test, useful lives and impairment of long-lived assets, stock-based compensation costs and determination of the fair value of the intangible assets on acquisitions and on other assets. Each of these critical accounting policies is described in more detail below.

Allowance for Doubtful Accounts

Judgments are made in the ability to collect outstanding receivables and provide allowances for the portion of receivables when collection becomes doubtful. Provisions are made based upon a specific review of all significant outstanding invoices. The allowance provided for doubtful accounts does not reflect the future ability to collect outstanding receivables, additional provisions for doubtful accounts may be needed and the Company’s future results of operations could be adversely impacted.

The Company also recorded a provision for revenue adjustments in the same period as the related revenues are recorded. These estimates are based on historical analysis of credit memo data and other factors. If the historical data the Company uses to calculate these estimates does not properly reflect future uncollectible revenues, then a change in the allowances would be made in the period in which such a determination is made and revenues in that period could be impacted.

Recovery of Future Income Taxes

Significant judgment is used in determining consolidated recovery of future income taxes. Uncertainties may arise with respect to the tax treatment of certain transactions. Although it is believed that estimates are reasonable, there is no certainty that the final tax outcome of these matters will not be different than that which is reflected in financial statements. Such differences could have a material effect on future income taxes in the period in which such determination is made.

Goodwill and Annual Goodwill Impairment Test

Goodwill is evaluated for impairment annually on December 31 of each year or when events or changed circumstances indicate impairment may have occurred. In connection with the goodwill impairment test, if the carrying value of the Company to which goodwill relates exceeds its estimated fair value, the goodwill related to the Company is tested for impairment. If the carrying value of such goodwill is determined to be in excess of its fair value, an impairment loss is recognized in the amount of the excess of the carrying value over the fair value. Management’s determination of the fair value of the Company incorporates multiple inputs including discounted cash flow calculations, peer company price to earnings multiples, the Company’s share price and assumptions that market participants would make in valuing the Company. Other assumptions include levels of economic capital, future business growth, earnings projections and weighted average cost of capital used for purpose of discounting. Decreases in the amount of economic capital allocated, decreases in business growth, decreases in earnings projections and increases in the weighted average cost of capital will all cause the fair value to decrease. The Company did not have to complete its annual goodwill assessment as of December 31, 2010, since Copernic was sold during the year and the Goodwill was related to that business unit.

Useful Lives and Impairment of Long-lived Assets

The Company assesses the carrying value of its long-lived assets which include property and equipment and intangible assets, for future recoverability when events or changed circumstances indicate that the carrying value may not be recoverable. Useful lives of long-lived assets are regularly reviewed for their appropriateness. An impairment loss is recognized if the carrying value of a long-lived asset exceeds the sum of its estimated undiscounted future cash flows expected from its use. The amount of impairment loss, if any, is determined as the excess of the carrying value of the assets over their fair value. Management assesses long-lived assets for impairment using estimates including discount rate, future growth rates, general economic, industry conditions and competition. Future adverse changes in these factors could result in losses or inability to recover the carrying value of the long-lived assets, thereby possibly requiring an impairment charge in the future.

Valuation and Impairment of the Convertible Debenture

The Company assesses the carrying value of its convertible debenture for future recoverability when events or changed circumstances indicate that the carrying value may not be recoverable. An impairment loss is recognized if the carrying value of the convertible debenture exceeds the sum of its estimated undiscounted future cash flows expected from its debtor. The amount of impairment loss, if any, is determined as the excess of the carrying value of this asset over its fair value. Management assesses convertible debenture for impairment using estimates including discount rate, future cash flows expected from its debtor, general economic, industry conditions and competition of the debtor. Future adverse changes in these factors could result in losses or inability to recover the carrying value of the convertible debenture, thereby possibly requiring an impairment charge in the future.

Stock-based Compensation Costs

In determining the fair value of stock options and warrants issued to employees and service providers, using the Black-Scholes option pricing model, the Company must make estimates of the forfeiture rate, the period in which the holders of the options and warrants will exercise the options and warrants and the volatility of the Company’s stock over that same period. Different estimates would result in different amounts of compensation being recorded in the financial statements.

Revenue Recognition

Search advertising, graphic advertising, software licensing, subscription fees, customized development and maintenance support revenues are recognized when services are rendered, provided there is persuasive evidence of an arrangement, the fee is fixed or determinable, collection is considered probable, and fees are not subject to forfeiture, refund or other concessions.

With respect to search advertising and graphic advertising revenues, insertion orders or signed contracts are generally used as evidence of an arrangement. Revenues are recognized in accordance with EIC-123, Reporting Revenue Gross as a Principal Versus Net as an Agent.

Software licensing agreements are recognized upon delivery of software if persuasive evidence of an arrangement exists, collection is probable, the fee is fixed or determinable and vendor-specific evidence of an arrangement exists to allocate the total fee to the different elements of an arrangement. Vendor-specific objective evidence is typically based on the price charged when an element is sold separately, or, in the case of an element not yet sold separately, the price established by management, if it is probable that the price, once established, will not change before market introduction.

Revenues from myCopernicTM on the Go! service are generated by a yearly subscription and are amortized over a twelve-month period.

Revenues from maintenance support for licenses previously sold and implemented are recognized rateably over the term of the contract.

Revenues from customized development, not considered as part of the implementation of software licenses, are recognized as the services are provided.

Amounts received in advance of the delivery of products or performances of services are classified as deferred revenue.

Estimates of collection likelihood are based on a number of factors, including past transaction history with the customer and the credit-worthiness of the customer. If it is determined that collection of a fee is not probable, management defers the fee and recognizes revenues at the time collection becomes probable, which is generally upon receipt of cash.

RECENT ACCOUNTING CHANGES

Future Accounting Changes
In February 2008, the Accounting Standards Board of Canada confirmed that accounting standards in Canada, as used by publicly accountable enterprises, will converge with International Financial Reporting Standards ("IFRS") for fiscal years beginning on or after January 1, 2011.  The Company will therefore be reporting its financial statements in accordance with IFRS for its interim and annual financial statements for the year ending December 31, 2011.

RESULTS FROM CONTINUING OPERATIONS

Revenues

2010 as compared to 2009

Revenues for 2010 were $1,261,759 compared to $1,653,026 in 2009, a decrease of 24%.

In 2010, search revenues decreased by $261,219 or 41% to $378,884 from $640,103 last year. The variance is explained by reduced traffic and only 10 months of operation since Copernic was sold on November 4, 2010.

Software licensing went from $574,536 in 2009 to $430,807 in 2010, a decrease of $143,729 or 25%. The decrease is explained by the continuity of the decline of the economic conditions experienced in 2009 combined to the reduced financial year.

In 2010, customized development and maintenance support amounted to $452,068 compared to $438,387 in 2009, an increase of $13,681.

2009 as compared to 2008

Revenues for 2009 were $1,653,026 compared to $ 2,218,264 in 2008, a decrease of 25%.

In 2009 search revenues decreased by $172,911 or 21% to $640,103 from $813,014 last year. The variance is explained by reduced traffic.

Software licensing went from $951,023 in 2008 to $574,536 in 2009, a decrease of $376,486 or 39.5%. The decrease is explained by the importance of corporate sales in 2008 versus the poor economic conditions experienced in 2009 which resulted in no corporate sales in that period.

In 2009, customized development and maintenance support amounted to $438,387 compared to $454,227 in 2008, a decrease of $15,841.

Cost of Revenues

Cost of revenues is essentially bandwidth costs to deliver our services.

2010 as compared to 2009

For the fiscal year ended December 31, 2010, cost of revenues represented $25,393 or 6.7% of search revenues compared to $62,304 or 9.5% of search revenues last year. The decrease is explained by the renegotiation with our suppliers.

2009 as compared to 2008

For the fiscal year ended December 31, 2009, cost of revenues represented $62,304 or 9.5% of search revenues compared to $105,338 or 13% of search revenues last year. The decrease is explained by the opening of two (2) new data centers in Canada which were run in parallel with the ones in the US. In April 2008, our US data centers were shutdown and bandwidth costs related to these locations were eliminated in July 2008.

Marketing, Sales and Services

Marketing, sales and services consist primarily of salaries, commissions and related personnel expenses for our sales force, advertising and promotional expenses, as well as the provision for doubtful accounts.

2010 as compared to 2009

For the year ended December 31, 2010, marketing, sales and services expenses stood at $403,073 compared to $625,243 in 2009, a decrease of $222,170 or 36%. The variance is mainly explained by the decrease of the number of employees.

2009 as compared to 2008

For the year ended December 31, 2009, marketing, sales and services expenses stood at $625,243 compared to $386,486 in 2008, an increase of $238,757 or 61%. The variance is mainly explained by the fact that some of the employees who were working for the discontinued division were retained and are now working for the continuing division, as the Company focused extra resources to mitigate the lost of Corporate accounts.

General and Administration

General and administrative expenses include salaries, stock-based compensation and associated costs of employment of executive management and finance personnel. These costs also include facility charges, investor relations, as well as legal, tax and accounting, consulting and professional service fees associated with operating our business and corporate compliance requirements.

2010 as compared to 2009

In 2010, general and administrative expenses amounted to $3,373,805 compared to $2,329,947 in 2009, an increase of $1,043,858. The variance is mainly explained by the expenses spent in relation with potential acquisitions, the transaction with N. Harris Computer Corporation and with the transaction with DecisionPoint System Inc.

2009 as compared to 2008

In 2009, general and administrative expenses amounted to $2,329,947 compared to $2,907,964 in 2008, a decrease of $578,017. The variance is explained by the decrease in salaries, bonuses and stock-based compensation expenses for $306,834 and the reduction in insurance cost for $100,536. These differences occurred following the cost reduction plan which includes a reduction of our number of employees. The Company also has a better control on its professional service fees.

Product Development and Technical Support

Product development and technical support costs include the salaries and associated costs of employment of our team’s software developers and maintenance of our metasearch engine and other IT systems. These charges also include the costs of technical support and license maintenance. Research and development (R&D) tax credits are also recorded against product development and technical support expenses.

2010 as compared to 2009

In 2010, product development and technical support expenses amounted to $649,000 compared to $1,125,102 last year, a decrease of $476,102 mainly explained by a decrease in salaries, bonuses and stock-based compensation expenses.

2009 as compared to 2008

In 2009, product development and technical support expenses amounted to $1,125,102 compared to $1,836,986 last year, a decrease of $711,884 mainly explained by a decrease in salaries, bonuses and stock-based compensation expenses for $645,171.

Amortization of Property and Equipment

2010 as compared to 2009

In 2010, amortization of property and equipment stood at $52,703 compared to $117,909 in 2009.

2009 as compared to 2008

In 2009, amortization of property and equipment stood at $117,909 compared to $89,169 in 2008.

Amortization of Intangible Assets

2010 as compared to 2009

Amortization of intangible assets stood at $69,871 in 2010 compared to $720,729 in 2009. The decrease is explained by the fact that the intangible assets were almost completely amortized at the end of 2009.

2009 as compared to 2008

Amortization of intangible assets stood at $720,729 in 2009 compared to $980,285 in 2008. The decrease is explained by the write-downs of intangible assets of $343,768 recorded in Q4 2008.

Gain on disposal of Property and Equipment

2010 as compared to 2009

In 2010, gain on disposal of property and equipment stood at $3,746 compared to nil in 2009.

Gain on disposal of Intangible assets

2010 as compared to 2009

In 2010, gain on disposal of property and equipment stood at $9,960 compared to nil in 2009.

Write-downs of long-lived assets

2009 as compared to 2008

For the fiscal year ended December 31, 2009, write-down of long-lived assets totalled $10,924 compared to $4,381,840 in 2008.

In 2009, the low amount of write-down of intangibles is explained by the accuracy of the fair value of the Company’s assets.

In 2008, faced with improved competitive offerings, the underlying core technology in Copernic Desktop Search® needed to be significantly enhanced and therefore, the Company concluded, based on the assessment of the fair value of the Company’s assets related to the software unit that the assets had suffered a loss in value and the fair value of goodwill and intangible assets was less than the carrying value of these assets.

Restructuring Costs

In order to reduce its costs, the Company has decided to close the Montreal office in Q1 2009 and concentrate all its activities in Quebec City.

2009 as compared to 2008

The total cost of the restructuring which includes termination costs, head hunters’ fees, lease termination costs and moving expenses amounted to $33,677 in 2009 and $101,012 in 2008.

Interest and Other Income

2010 as compared to 2009

Interest and other income decreased to $331,062 in 2010 from $333,979 in 2009.

The interests are earned mainly on the convertible debenture (former balance of sale receivable).  In 2009, the amount represent six (6) month of interest since the transaction was closed on June 30, 2009.  In 2010, we did not recognise the whole amount of interest for the first 6 months because of the renegotiation between both parties.  In addition, balance on the convertible debenture was lower than last year due to a write-downs taken in Q2 2010 and the interest rate decrease following the renegotiation.

2009 as compared to 2008

Interest and other income increased to $333,979 in 2009 from $162,880 in 2008. The increase is explained by the interest earned on the balance of sale receivable. On the other hand, rates on investments were lower for last year.

Gain on Disposal of an Investment

2009 as compared to 2008

In Q1 2009, the Company sold shares it owned in a private company for the amount of $169,239. This investment was acquired on March 30, 2000 and was accounted for as an investment in a company subject to significant influence. During 2001, the investment was written down to nil.

Gain on Disposal of its operating subsidiary

2010 as compared to 2009

During the year, the company sold its investment in Copernic for an amount of $6,015,796. The net book value of this investment was $4,906,060, therefore, the Company realized a gain on disposal for an amount of $1,109,736

Gain / Loss on Foreign Exchange

Loss on foreign exchange totalled $48,601 for the year ended December 31, 2010 compared to $70,772  in 2009 and a gain of $24,440 in 2008.

The gain / loss in foreign exchange is mainly due to the fluctuation of the Canadian dollar in 2009.

Income Taxes

For the fiscal year ended December 31, 2010, the recovery for current and future income taxes amounted to $5,832 compared to $654,849 in 2009 and $854,392  in 2008.

In 2010, the income tax provision is explained by current income taxes paid of $9,877 and the recovery of future income taxes in the amount of $15,709 due to current amortization of intangible assets. The decrease is explained by the fact that the intangible assets were almost completely amortized at the end of 2009.

In 2009, the income tax provision is explained by current income taxes paid of $1,498 and the recovery of future income taxes in the amount of $656,347 due to current amortization of intangible assets and the recovery of the income tax effect on the discontinued operation.

In 2008, the income tax provision is explained by current income taxes paid of $522 and the recovery of future income taxes in the amount of $854,914 due to current amortization of intangible assets and the recovery of the income tax effect on the discontinued operation.

Net Loss and Net Loss per Share from Continuing Operations

The Company reported a loss from continuing operations of $1,900,351 ($0.91 per share) in 2010, compared to a loss of $2,285,514 ($1.09 per share) in 2009 and a loss of $7,529,104  ($3.60 per share) in 2008.

Net Income (loss) and Earnings (loss) per Share (Basic and Diluted) from Discontinued Operations

The Company reported a net loss from discontinued operations of $1,435,459 ($0.68 per share) in 2010, compared to a net income of $4,399,406 ($2.10 per share) in 2009 and a net income of $1,038,400 ($0.50 per share) in 2008.

Net Income (Loss) for the Year

The net loss for the year totalled $3,335,810 ($1.59 per share) in 2010 compared to a net income of $2,113,892 ($1.01 per share) in 2009 and net loss of $6,490,704 ($3.10 per share) in 2008. For 2010, 2009 and 2008, there is no difference between net loss under US GAAP as compared to Canadian GAAP.

Q4 2010 RESULTS FROM CONTINUING OPERATIONS

Revenues

Revenues for the three-month period ended December 31, 2010 totalled $181,794 compared to $372,943 for the same period in 2009, a decrease of $191,149 or 51%. The variance is mainly explained by the fact that the Company had only one (1) month of operation in the quarter since Copernic was sold on November 4, 2010.

Cost of Revenues

Cost of revenues is essentially bandwidth costs to deliver our services. In Q4 2010, cost of revenues represented $2,988, compared to $7,136 for the same period in 2009.

Marketing, Sales and Services

Marketing, sales and services consist primarily of salaries, commissions and related personnel expenses for our sales force, advertising and promotional expenses, as well as the provision for doubtful accounts.

In Q4 2010, marketing, sales and services expenses decreased to $30,625 from $193,312 in Q4 2009, a decrease of $162,687. The variance is mainly explained by the decrease of the number of employees combined to the reduced financial year.

General and Administration

General and administrative expenses in Q4 2010 totalled $1,048,088 as compared to $566,536 for the same period last year, an increase of $481,552.  The variance is mainly explained by the expenses spent in relation with the transaction with N. Harris Computer Corporation and with the transaction with DecisionPoint System Inc.

Product Development and Technical Support

Product development and technical support expenses amounted to $12,609 in Q4 2010, compared to $271,085 for the same period last year. These amounts are net of tax credits of $10,301 for Q4 2010 and $83,884 for Q4 2009.

The difference is mainly explained by a decrease in salaries, fringe benefits and bonuses, combined to the reduced financial year.

Amortization of Property and Equipment

Amortization of property and equipment totalled $7,329 in Q4 2010, compared to $30,834 for the same period last year.

Amortization of Intangible Assets

Amortization of intangible assets decreased to $11,427 in Q4 2010, compared to $182,335 for the same period last year. The decrease is explained by the fact that the intangible assets were almost completely amortized in Q4 2010.

Gain on disposal of Property and Equipment

In Q4 2010, gain on disposal of property and equipment stood at $919 compared to nil in Q4 2009.

Restructuring Costs

In order to reduce its costs, the Company has decided to close the Montreal office in 2009 and concentrate all its activities in Quebec City.

In Q4 2009, an amount of $13,053 was recorded. No amount was recorded in Q4 2010.

Interest and Other Income

Interest and other income decreased to $106,801 in Q4 2010 from $149,272 in Q4 2009. Balance on the convertible debenture was lower than last year due to a write-downs taken in Q2 2010 and the interest rate decrease following the renegotiation.

Gain on Disposal of its operating subsidiary

During the quarter, the company sold its investment in Copernic for an amount of $6,015,796. The net book value of this investment was $4,906,060, resulting in a gain on disposal of its operating subsidiary in an amount of $1,109,736.

Gain / Loss on Foreign Exchange

Gain on foreign exchange totalled $976 for Q4 2010, compared to a loss of $23,643 for the same period in 2009.

Income Taxes

The recovery of future income taxes relates to the amortization of intangible assets which do not have the same asset bases for accounting and tax purposes. Recovery of future income taxes totalled $2,856 in Q4 2010, compared to $60,067 for the same period last year. The decrease of the future income taxes recovery is explained by the fact that the intangible assets were almost completely amortized in Q4 2010.

Net Income (Loss) and Earning (Net Loss) per Share from Continuing Operations

Net income from continuing operations for the three months ended December 31, 2010 totalled $280,139 ($0.13 per share) compared to a net loss of $716,576 ($0.34 per share) for the same period last year.

Net Income and Earnings per Share (Basic and Diluted) from Discontinued Operations

Net income from discontinued operations for the three months ended December 31, 2010 totalled $19,904 or $0.01 per share compared to net income of $14,295 or $0.01 per share for the same period last year.

SELECTED ANNUAL INFORMATION

 (in thousand of US dollars, except per share data and in accordance with generally accepted accounting principles in Canada)

For the years ended December 31,	2010 $	2009 $	2008 $	2007 $	2006 $
Revenues	1,262	1,653	2,218	1,702	2,655
Loss from continuing operations	(1,900)	(2,285)	(7,529)	(15,461)	(5,621)
Results of discontinued operations, net of income taxes	(1,435)	4,399	1,038	1,030	1,352
Earnings (loss) for the year	(3,336)	2,114	(6,490)	(14,431)	(4,269)
Loss per share from continuing operations (basic and diluted)	(0.91)	(1.09)	(3.60)	(7.43)	(2.74)
Earnings (loss) per share from discontinued operations (basic and diluted)	(0.68)	2.10	0.50	0.50	0.66
Net earnings (loss) per share (basic and diluted)	(1.59)	1.01	(3.10)	(6.93)	(2.08)

Total assets	8,912	12,712	10,782	18,358	33,339

QUARTERLY FINANCIAL HIGHLIGHTS

 (in thousand of US dollars, except per share data and in accordance with generally accepted accounting principles in Canada)
(unaudited)

2010					2009
	Q4 $	Q3 $	Q2 $	Q1 $	Q4 $	Q3 $	Q2 $	Q1 $

Revenues	182	355	312	413	373	353	413	514

Net income (loss) from continuing operations	280	(1,090)	(627)	(463)	(716)	(783)	(261)	(525)

Earnings (net loss) per share from continuing operations (basic and diluted)	0.13	(0.52)	(0.30)	(0.22)	(0.34)	(0.37)	(0.12)	(0.25)

Concentration of Credit Risk with Customers

As at December 31, 2010, there is no concentration of credit risk since the Company is a “public shell” company with no operating business.

LIQUIDITY AND CAPITAL RESOURCES

Operating Activities

In 2010, the cash used for operating activities of $3,111,175 is explained by the loss from continuing operations net of non-cash items of $3,164,556 offset by net change in non-cash working capital items of $53,381.

In 2009, the cash used for operating activities of $2,214,826 is explained by the loss from continuing operations net of non-cash items of $2,345,123 offset by net change in non-cash working capital items of $130,297.

In 2008, the cash used for operating activities of $3,340,687 is mainly due to the loss from continuing operations net of non-cash items of $2,949,676 and net change in non-cash working capital items of $391,011.

Investing Activities

In 2010, investing activities generated cash of $2,944,094 mainly explained by the proceeds on the disposal of its operating subsidiary of $3,199,800.

In 2009, investing activities generated cash of $3,129,466 mainly explained by the decrease of temporary investments of $3,005,227, the disposal of an investment of $169,239 and the purchase of property and equipment and intangible assets of $45,000.

In 2008, investing activities provided cash of $939,224 mainly explained by the decrease in temporary investment of $960,157 offset by the purchases of property and equipment and intangible assets of $20,933.

Financing Activities

In 2010, financing activities used cash of $45,482 for the repayment of obligations under capital leases and the issuance of capital stock generated an amount of $10,836.

In 2009, financing activities used cash of $62,106 for the repayment of obligations under capital leases.

In 2008, financing activities used cash of $57,976 for the repayment of obligations under capital leases.

DIVIDEND POLICY

The Company has never paid dividends on any class of its common stock.

OFF-BALANCE SHEET ARRANGEMENTS

As at December 31, 2010, the Company has no off-balance sheet arrangements.

FINANCIAL INSTRUMENTS

As at December 31, 2010, the Company has no derivative financial instruments.

RELATED PARTY TRANSACTIONS

The Company and Dave Goldman Advisors Ltd., a company controlled by Mr. Goldman, a former member of the Board of Directors of Copernic, entered into a consulting agreement pursuant to which David Goldman provided services as Chairman of the Board of Directors. Total fees for 2010 and 2009 were respectively $32,750 and

$31,651. On November 4, 2010, Mr. Goldman resigned as Chairman of the Board of Directors.  The transactions are in the normal course of operations and are measured at the exchange amount which is the amount of the consideration established and agreed to by the related parties.

As at December 31, 2010, the Company owes its former director nil compared to $9,074 at the end of 2009.

CAPITAL STOCK INFORMATION

The following table discloses the Company’s outstanding share data:

Number of issued and outstanding shares as at March 29, 2011	Book value as at December 31, 2010 under Canadian GAAP	Book value as at December 31, 2009 under US GAAP
2,097,861	$96,567,321	$113,336,891

As at March 29, 2010, the Company had 67,141 stock options outstanding.

PERIOD-TO-PERIOD COMPARISONS

A variety of factors may cause period-to-period fluctuations in the Company’s operating results, including business acquisitions, revenues and expenses related to the introduction of new products and services or new versions of existing products, new or stronger competitors in the marketplace as well as currency fluctuations. Historical operating results are not indicative of future results and performance.

SUBSEQUENT EVENTS

On October 20, 2010, Comamtech and MergerCo entered into the Arrangement Agreement with DecisionPoint pursuant to which Comamtech would acquire (through MergerCo), all of the issued and outstanding securities of DecisionPoint in a reverse takeover transaction. The Arrangement Agreement was amended on December 23, 2010 (“Amendment No. 1 to the Arrangement Agreement”). The Arrangement was further amended on March 22, 2011 (“Amendment No. 2 to the Arrangement Agreement”).

The Arrangement will be completed by way of a plan of arrangement under Section 182 of the Business Corporations Act and provides for the amalgamation of DecisionPoint with 2259736 Ontario Inc., a wholly-owned subsidiary of Comamtech.

In consideration for the amalgamation, shareholders of DecisionPoint (“DecisionPoint Shareholders”) will exchange all of their shares of DecisionPoint (“DecisionPoint Shares”) into Comamtech Shares, except that DecisionPoint shareholders holding its preferred shares will exchange such shares for preferred shares of Comamtech, which in turn, shall be convertible into common shares of Comamtech.

On February 17, 2011, Comamtech announced that the special meeting of Shareholders (the “Special Meeting”) as more fully described in the Circular, originally scheduled for February 18, 2011 was adjourned to March 2, 2011.

The Special Meeting was held on March 2, 2011 and Shareholders approved the Arrangement Resolution with 99.07% of the votes cast in favor, and approved the Continuance Resolution with 99.08% of the votes cast in favor.

On March 7th, 2011, Comamtech, MergerCo and DecisionPoint modified the Plan of Arrangement to include the continuance of Comamtech under the General Corporation Law of the State of Delaware (the “Continuance”) as the last step in the Plan of Arrangement. This administrative change was made in order to satisfy certain SEC requirements in order to qualify under the 3(a)(10) exemption from registration provided under the U.S. Securities Act of 1933.

On March 8, 2011, Comamtech and MergerCo asked that the Ontario Superior Court of Justice (Commercial List) adjourn the hearing of the final order, in order for the parties to renegotiate the terms to the Plan of Arrangement.

On March 22, 2011, Comamtech, MergerCo and DecisionPoint entered into Amendment No. 2 to the Arrangement Agreement in order to amend the Plan of Arrangement (the “Amended Plan of Arrangement”).  The amendments brought to the Arrangement Agreement by Amendment No. 2 to the Arrangement Agreement, including among others, the Amended Plan of Arrangement, will require the calling and holding of a new special meeting of Shareholders to approve the Amended Plan of Arrangement (the “New Special Meeting”). The New Special Meeting is scheduled for May 18th, 2011. The record date for shareholders eligible to vote at the New Special Meeting is April 18th, 2011.

RISKS AND UNCERTAINTIES

Comamtech Inc.’s Management considers that these following factors, among others, should be considered in evaluating its future results of operations.

Risks associated with recently announced transactions.

Possible Failure to Complete the Arrangement Announced with DecisionPoint Systems, Inc.

If the proposed Amended Plan of Arrangement is not completed, Comamtech will have incurred substantial costs that may adversely affect its financial results and operations and the market price of the Comamtech common shares (the “Comamtech Shares”).

Comamtech has incurred and will continue to incur substantial costs in connection with the proposed Arrangement. These costs consist primarily of legal, auditing, tax and advisory fees. In addition, Comamtech has diverted significant management resources in an effort to complete the Arrangement and is subject to restrictions contained in the Arrangement Agreement with respect to the conduct of its business. If the Arrangement is not completed, Comamtech will have incurred substantial costs, and diverted significant management resources, for which it will have received little or no benefit. In addition, if the Arrangement is not completed, Comamtech may experience negative reactions from the financial markets and its suppliers, customers and employees. Each of these factors may adversely affect the trading price of the Comamtech Shares and Comamtech’s financial results and operations.

In addition, Shareholders are cautioned that if the proposed Arrangement is not completed, then the board of directors of Comamtech (the “Board of Directors”) shall review its alternatives, which alternatives may include a pay out as a special dividend to the Shareholders (subject to applicable law and subject to any holdbacks pursuant to the Arrangement Agreement) of the cash which it holds or to liquidate its assets to its shareholders (subject to the holdbacks pursuant to the Arrangement and any other liabilities required to be held by Comamtech). In this regard, it will seek, at that time, all required approvals, including Shareholder approval to proceed.

Uncertainty of an Organized Market

There can be no assurance that an active post-Arrangement market will develop for the Comamtech Shares or be maintained. Even if such a market develops, factors such as the completion of a business acquisition opportunity, the financial results of Comamtech and the general economic condition of the industry in which it carries on business can cause the price of the Comamtech Shares to fluctuate.

On September 20, 2010, Copernic was advised that the NASDAQ Staff determined that upon the consummation of the Harris Transaction, Comamtech would become a “public shell.”  In accordance with NASDAQ listing rules,

NASDAQ, following closing of the Harris Transaction, delivered a written notification on November 4, 2010, that Comamtech Shares will be delisted, unless it appealed the determination by requesting a hearing. On November 10, 2010, Comamtech requested a hearing, which was held on December 16, 2010.

On December 21, 2010, NASDAQ informed Comamtech that it will be delisted from the NASDAQ and that trading in its shares will be suspended effective upon the open of business on Thursday, December 23, 2010. Comamtech Shares have since been quoted on the OTC Bulletin Board. Comamtech continues to maintain its status as a reporting company with the SEC and will continue to update its shareholders on material events and financial information as required.

The NASDAQ Hearing Panel acknowledged that Comamtech appears to be making good faith and diligent efforts to move quickly toward a reverse merger acquisition with DecisionPoint. However, the NASDAQ Hearing Panel concluded that the prospective timeline and associated uncertainty regarding conditions required for the NASDAQ listing in connection with the DecisionPoint transaction are longer than a public shell should remain listed on the NASDAQ.  The NASDAQ Hearing Panel therefore declined to exercise discretionary authority to permit continued listing of Comamtech pending the closing of the Arrangement and determined that Comamtech will be delisted.

Upon completion of the Arrangement, Comamtech will pursue a new listing on the NASDAQ. NASDAQ requires various minimum financial and qualitative conditions to be satisfied in order to qualify for listing on one of the NASDAQ trading platforms.  The respective management teams of Comamtech and DecisionPoint will endeavor to meet the minimum listing requirements as soon as reasonably possible, however, it is uncertain whether Comamtech will be able to satisfy the NASDAQ listing conditions during the foreseeable future.

The Comamtech Shares to be issued to DecisionPoint Shareholders pursuant to the Arrangement are being issued in reliance upon an exemption from registration under the U.S. Securities Act of 1933 (the “1933 Act”).  In addition, Comamtech is relying upon certain exemptions with respect to certain disclosure compliance and registration obligations under the U.S. Securities Act of 1934 (the “1934 Act”).

The Arrangement may be Taxable for United States Shareholders

Implementation of the Arrangement may give rise to significant adverse income tax consequences to United States Shareholders. See “Certain Tax Considerations”. United States Shareholders should consult their own tax advisors about the federal, state, local and foreign tax consequences of the transactions under the Arrangement.

Completion of the Arrangement is Subject to a Number of Conditions Precedent

The completion of the Arrangement is subject to a number of conditions precedent. See “Arrangement Agreement” under the subheadings “Mutual Conditions Precedent”, “Conditions to Obligations of the DecisionPoint” and “Conditions to Obligations of Comamtech” in the Circular.

There can be no certainty, nor can Comamtech provide any assurance whatsoever, that any conditions precedent to the Arrangement will be satisfied or waived, some of which are outside the control of DecisionPoint and Comamtech, including receipt of the Final Order, Regulatory Approvals, and the approval of the Shareholders by the Required Vote.

Failure to Realize the Anticipated Benefits of the Arrangement

As described in the section of the Circular entitled “Background to and Reasons for the Arrangement - Benefits of the Arrangement”, Comamtech believes the Arrangement will provide benefits to the Shareholders. However, there is a risk that anticipated benefits of the Arrangement may not materialize, or may not occur within the time frames anticipated by Comamtech. The realization of such benefits may be affected by a number of factors, many of which are beyond the control of Comamtech.

Arrangement Agreement may be Terminated

Each of Comamtech and DecisionPoint has the right, in certain circumstances, in addition to termination rights relating to the failure to satisfy the conditions of closing, to terminate the Arrangement Agreement. Accordingly, there can be no certainty, nor can Comamtech provide any assurance, that the Arrangement Agreement will not be terminated by either of Comamtech or DecisionPoint, or that the Arrangement may not be abandoned at any time prior to the Effective Date, even after Shareholders approve the Arrangement Resolution. See “Arrangement Agreement – Termination of the Arrangement Agreement”.

Amendment of Arrangement Agreement

The consideration to be paid by Comamtech for the shares of DecisionPoint may be different than the consideration currently specified under the Arrangement Agreement. Although the consideration to be paid by Comamtech to acquire the shares of DecisionPoint is specified in the Arrangement Agreement, it is possible that Comamtech and DecisionPoint may agree to alter the consideration to be paid.

No History of Earnings

As a newly formed company, Comamtech has no history of earnings, and there is no assurance that Comamtech, or any asset or business acquired by Comamtech, will generate earnings, operate profitably or provide a return on investment in the future.

Holdback

Pursuant to the share purchase agreement entered into with Harris on November 4th, 2010 for the sale of Copernic, Harris held back $1,500,000 for a period of 18 months as a set off against any possible claims against Copernic including legal claims, software infringement claims and tax claims. Although management has no knowledge of any possible claims, there can be no certainty that no such claims will arise in the future.

Shareholder Equity

The exchange of DecisionPoint Shares for Comamtech Shares pursuant to the Plan of Arrangement is subject to an adjustment clause. Under the adjustment clause, it is possible that either DecisionPoint Shareholders or Shareholders will receive shares depending on the value of certain of Comamtech’s assets which are to be determined pursuant to the terms of the adjustment clause.

Forward-Looking Statements

Information contained in this Management’s Discussion and Analysis of Financial Condition and Results of Operations includes forward-looking statements, which can be identified by the use of forward-looking terminology such as “believes,” “expects,” “may,” “desires,” “will,” “should,” “projects,” “estimates,” “contemplates,” “anticipates,” “intends,” or any negative such as “does not believe” or other variations thereof or comparable terminology. No assurance can be given that potential future results or circumstances described in the forward-looking statements will be achieved or occur. Such information may also include cautionary statements identifying important factors with respect to such forward-looking statements, including certain risks and uncertainties that could cause actual results to vary materially from the projections and other expectations described in such forward-looking statements.  Prospective investors, customers, vendors and all other persons are cautioned that forward-looking statements are not assurances, forecasts or guarantees of future performance due to related risks and uncertainties, and that actual results may differ materially from those projected. Factors which could cause results or events to differ from current expectations include, among other things:  the severity and duration of the adjustments in our business segments; the effectiveness of our restructuring activities, including the validity of the assumptions underlying our restructuring efforts; fluctuations in operating results; the impact of general economic, industry and market conditions; the ability to recruit and retain qualified employees; fluctuations in cash flow; increased levels of outstanding debt; expectations regarding market demand for particular products and services and the dependence on new product/service development; the ability to make acquisitions and/or integrate the operations and technologies of acquired businesses in an effective manner; the impact of rapid technological and market change; the impact of price and product competition; the uncertainties in the market for Internet-based products and services; stock market volatility; the trading volume of our stock; the possibility of delisting our stock since the Company may not satisfy the requirements for continued listing on the NASDAQ Capital Market including whether the minimum bid price for the stock falls below $1; and the adverse resolution of litigation. For additional information with respect to these and certain other factors that may affect actual results, see the reports and other information filed or furnished by the Company with the United States Securities and Exchange Commission (“SEC”) and/or the Ontario Securities Commission (“OSC”) respectively accessible on the Internet at www.sec.gov and www.sedar.com, or the Company’s Web site at www.copernic.com. All information contained in these audited financial statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations is qualified in its entirety by the foregoing and reference to the other information the Company files with the SEC and the OSC. Unless otherwise required by applicable securities laws, the Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

On behalf of Management,
Quebec City, Canada
March 29, 2011

Disclosure Controls and Procedures

We are responsible for establishing and maintaining a system of disclosure controls and procedures, as defined in Rule 13a-15 (e) under the Securities Exchange Act of 1934, (the “Exchange Act”) designed to ensure that information we are required to disclose in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer’s management, including its principal executive officer or officers and principal financial officer or officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

We carried out an evaluation, under the supervision of and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, as to the effectiveness of our disclosure controls and procedures as of December 31, 2010.

Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2010.

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) of the Exchange Act as a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Generally Accepted Accounting Principles and includes those policies and procedures that (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with Generally Accepted Accounting Principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements. Projections of any assessment of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Our management evaluated the effectiveness of our internal control over financial reporting as of December 31, 2010. In making this evaluation, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in “Internal Control — Integrated Framework.”

Based on our evaluation under the framework in Internal Control-Integrated Framework, management concluded that our internal control over financial reporting was effective as of December 31, 2010.

It should be noted that while management believes that current disclosure and internal controls and procedures provide a reasonable level of assurance, it cannot be expected that existing disclosure controls and procedures or internal financial controls will prevent all human error and circumvention or overriding of the controls and procedures. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Changes in Internal Control Over Financial Reporting

The Chief Executive Officer and the Chief Financial Officer of the Company have evaluated whether there were changes to its internal control over financial reporting during the year 2010 that have materially affected, or are reasonably likely to materially affect, the internal control over financial reporting.

It should be noted that while management believes that current disclosure and internal controls and procedures provide a reasonable level of assurance, it cannot be expected that existing disclosure controls and procedures or internal financial controls will prevent all human error and circumvention or overriding of the controls and procedures. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Capital Stock Information

The following table discloses the Company’s outstanding share data:

Number of issued and outstanding common shares as at December 31, 2010	Book value as at December 31, 2010 under Canadian GAAP	Book value as at December 31, 2010 under US GAAP
2,097,861	$96,567,321	$113,336,891

As at December 31, 2010, the Company also had 67,141 stock options outstanding.

ITEM 6.   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT

Following is a table, which discloses the names, functions, areas of expertise within the Company and present principal occupation(s) of the Company’s directors and senior management.

Name	Functions and areas of experience within the Company	Present Principal Occupation(s)	Date first elected Director or appointed Senior Officer of the Company

Marc Ferland	Director and Officer	Chairman of the board, President, and Chief Executive Officer	August 20, 2010

Claude E. Forget	Director	Consultant	August 20, 2010

Lawrence Yelin	Director	Attorney, Lawrence Yelin, Attorney	August 20, 2010

Jean-Rock Fournier	Officer	Secretary, Executive Vice President and Chief Financial Officer.	August 20, 2010

Each Director’s term of office expires at the earliest of the next annual meeting of shareholders or his resignation as Director.

To the knowledge of the Company, there is no family relationship among any of the persons named in this Item 6, nor were any such persons selected as directors or members of senior management pursuant to any arrangement or understanding with major shareholders, customers, suppliers or others.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The directors of the Company strongly believe that sound corporate governance is essential to produce maximum value to shareholders. The following is a summary of the governance practices of the Company.

1.           Composition of the Board of Directors

More than fifty percent of the directors of the Company are “independent” directors. An independent director is independent of management and free of any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director’s ability to act in the best interest of the Company.

The Chair of the Board of Directors is Marc Ferland, who is not an independent director as he also serves as the Company’s Chief Executive Officer. The Board will continue to consider whether or not the position of Chairman should be occupied by an independent director and, if circumstances change, will take action to adjust the composition of the Board accordingly or appoint a lead director who is independent.  Independent directors meet, when they deem it advisable, through in camera sessions conducted after or during each meeting of the Board. The independent directors, when they deem it advisable, make recommendations to the Board on various matters. The Board will continue to encourage regular meetings of the independent directors through in camera sessions as it feels that it is a good way to facilitate Board operations independently of management and to maintain and improve the quality of governance.

The directors consider the following directors to be independent to the Company: Claude E. Forget and Lawrence Yelin.

The Board ensures that each new director has the necessary abilities, expertise, availability and knowledge to properly perform his duties and provides him with the corporate information and documentation required to do so.  Additional education of directors and information about our activities is available upon request.

No material change report that pertains to any conduct of a director or officer that constitutes a departure from the Code of Ethics was filed during financial year 2010.

Directors and executive officers must avoid any transaction or event which could give rise to a conflict of interest.  If an event or transaction occurs in which a director has a material interest, he must disclose his interest to the Board and refrain from voting with respect to any matter related thereto.

The role of the Nominating and Governance Committee is, among other things, to assess the effectiveness of the Board, its committees and its directors.

2.           Committees of the Board of Directors

The Company maintains two standing committees: the Audit and Finance Committee and the Compensation and Governance Committee. Each of Marc Ferland, Claude E. Forget and Lawrence Yelin sit on these committees.

The Audit and Finance Committee

The Audit and Finance Committee meets with the Chief Financial Officer and the independent auditors to review financial reporting matters, the system of internal accounting controls and the overall audit plan and examines the quarterly and year-end financial statements before their presentation to the Board. In addition, the Audit

Committee fixes the compensation and other terms of engagement of the Company’s independent auditors. As the Harris Transaction closed on November 4th, 2010, the Audit and Finance Committee did not hold any meetings for the remainder of 2010.

The Compensation and Governance Committee

The Compensation and Governance Committee is responsible for, among other things, overseeing and making recommendations to the Board on the following matters:

(i)             the search for and compensation of all senior executives and management of the Company and its subsidiaries, including periodic review of same;

(ii)            the Company’s management structure and succession plans;

(iii)           the recommendation of new candidates as potential directors of the Company and the assessment of the performance of current directors and committees; and

(iv)           the review and recommendation of procedures to be followed with respect to corporate governance guidelines.

This committee is responsible for, among other things, overseeing and making recommendations to the Board on the following matters:

(i)             the compensation of all senior executives and management of the Company and its subsidiaries, including periodic review of same;

(ii)            the incentive plans for employees of the Company and its subsidiaries; and

(iii)           the Company’s Stock Option Plan and the granting of stock options thereunder.

STATEMENT OF EXECUTIVE AND BOARD COMPENSATION OF COMAMTECH 1

In 2010, the outside directors of Comamtech received US $5,000 per quarter and US $1,000 per meeting in person and US $500 by phone. The Audit Committee Chairman of Comamtech received US $2,500 and of the other Board Committee received US $2,500.

The following summary table, presented in accordance with applicable securities legislation, sets forth all compensation provided by the Company and its affiliates for the fiscal years ended December 31, 2008, 2009 and 2010 to the Chief Executive Officer and the Chief Financial Officer.

1 This section provides information required under securities legislation for executive and board compensation of the Company from the date of its incorporation until December 31, 2010.

 Summary Compensation Table

Compensation is payable in Canadian dollars and converted by using the yearly average U.S. exchange rate.  Exchange rate conversions were 0.9443 in 2008, 0.8802 in 2009 and 0.9712 in 2010.

		Annual Compensation
Name and Principal Occupation	Year	Salary U.S. $	Bonus U.S. $	Other Annual Compensation U.S. $(Taxable Benefits Related to Exercised Options and Other)

Marc Ferland Chairman, President and Chief Executive Officer2	2010	39,442	Nil	Nil

Jean-Rock Fournier Secretary, Executive Vice-President and Chief Financial Officer2	2010	18,560	Nil	Nil

Option Grants during the Most Recently Completed Financial Year

		Long Term Compensation			All other Compensation
Name and Principal Occupation	Year3	Awards		Payouts	US$
		Securities under Options #	Shares or Units Subject to Resale Restrictions ($)	LTIP Payouts
Marc Ferland President and Chief Executive Officer	2010	Nil	Nil	Nil	Nil

Jean-Rock Fournier Executive Vice President – Chief Financial Officer	2010	Nil	Nil	Nil	Nil

Employment Agreements with Named Executive Officers and Change of Control Provisions

During 2010, the Company had employment arrangements and agreements with the following Named Executive Officers. All sums mentioned herein are in Canadian Dollars.

Mr. Marc Ferland, President and Chief Executive Officer,4 who is entitled, pursuant to an employment agreement dated June 16, 2010, to a payment of CDN$150,000 to be paid by the Company upon the completion of the Arrangement, in lieu of his previous change of control payment.

Pursuant to Mr. Jean-Rock Fournier’s terms of employment, if any of the following events occur within one year from the completion of the Arrangement: (i) if the employment of Mr. Jean-Rock Fournier as Secretary, Executive Vice President and Chief Financial Officer is terminated by Comamtech (except for cause); or (ii) Mr. Fournier is

2 For Copernic, Mr. Marc Ferland, received, for the period between January 1, 2010 to November 4, 2010, a salary of US $260,639 and a bonus of US $519,592 which includes US $150,000 payable as a result of the Harris Transaction and the balance was paid as a retention bonus accrued over two years, as previously disclosed in regulatory filings.  Transaction bonuses were paid in lieu of a change of control clause in Mr. Ferland’s employment agreement, as previously disclosed in Copernic’s regulatory filings.  For Copernic, for the same period, Mr. Jean-Rock Fournier received a salary of US $137,399 and a bonus of US $82,552.

3 For 2010 (to November 4, 2010) the figures are for Copernic.

4 Upon closing of the Arrangement, Mr. Marc Ferland will resign as President and Chief Executive Officer of Comamtech.

asked by the Company to relocate or perform the substantial part of his services outside the City of Québec and he refuses to do so; or (iii) Mr. Fournier’s responsibilities are greatly reduced and subsequent thereto Mr. Fournier resigns; or (iv) the total compensation under Mr. Fournier’s employment agreement is reduced; then Mr. Fournier shall be entitled to a lump sum payment of his current annual salary being CDN$160,000. It is currently the intention of the Company to terminate Mr. Fournier’s employment shortly after the completion of the Arrangement.

Stock Option Plan

In 2010, the Company adopted a stock option plan (the “Plan”), to provide eligible officers, directors, employees and consultants of the Company and its subsidiaries compensation opportunities that will encourage share ownership and enhance the Company’s ability to attract, retain and motivate such persons and reward significant performance achievements. Options under the Plan may not be granted with a term exceeding ten years. The exercise price of the options may not be less than the market price of the Company’s common shares determined as of the date the options were granted. Unless the Board determines otherwise, options granted under the Plan are exercisable within 30 days after an optionee ceases to be employed or retained by the Company (other than for reason of cause in which event they terminate immediately, death in which event they are exercisable within three months and disability in which event they are exercisable within one year). The Plan, which was approved by the sole shareholder on November 4, 2010, provides that the aggregate number of common shares reserved for issuance under the Plan shall not exceed 200,000 common shares of which 67,141 have been granted and vested and must be exercised within two years from the date of grant.

The granting of options is subject to the further conditions that: (i) the number of outstanding common shares of the Company reserved for options to optionees or issued to optionees within any one year period shall not exceed fifteen percent (15%) of the outstanding common shares of the Company, and (ii) at no time may any optionee hold more than five percent (5%) of the outstanding common shares of the Company under option.

The following table discloses individual grants of options to the Named Executive Officers to purchase or acquire common shares of the Company pursuant to the Plan for the financial year ended December 31, 2010.

Aggregate Options Exercised During the Most Recently Completed Financial Year and Financial Year-end Option Values

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized (U.S. $)	Unexercised Options at FY-End (#) Exercisable / Unexercisable	Value of Unexercised in-the-Money Options at FY-End (U.S. $) Exercisable / Unexercisable	Directors’ Fees for Meetings / Committees
Claude E. Forget	Nil	Nil	5,571 / Nil	Nil /Nil	6,147
Marc Ferland	Nil	Nil	17,142 / Nil	Nil / Nil	N/A
Lawrence Yelin	Nil	Nil	5,571 / Nil	Nil / Nil	6,147
Jean-Rock Fournier	Nil	Nil	20,000 / Nil	1,321 / Nil	N/A

Securities Under Option to Directors and Named Executive Officers as at December 31, 2010

Names	Securities Under Options Granted (#)	Exercise or Base Price (US $/Security)	Market Value of Securities Underlying Options on the Date of Grant (US $ / Security)	Expiration Date
Claude E. Forget	2,714	4.34	4.34	04/11/2012
Claude E. Forget	2,857	2.17	2.17	04/11/2012
Marc Ferland	14,285	7.00	7.00	04/11/2012
Marc Ferland	2,857	2.17	2.17	04/11/2012
Lawrence Yelin	2,714	4.34	4.34	04/11/2012
Lawrence Yelin	2,857	2.17	2.17	04/11/2012
Jean-Rock Fournier	3,571	1.33	1.33	04/11/2012
Jean-Rock Fournier	1,429	2.03	2.03	04/11/2012
Jean-Rock Fournier	15,000	1.98	1.98	04/11/2012

Share Ownership
The information with respect to shares beneficially owned, controlled or directed by directors of the Company or Named Executive Officers is in each instance based upon information furnished by the person concerned. The Company’s articles of incorporation provide for common shares as the only authorized class of shares, all of which have the same rights. Options to acquire shares held by directors or Named Executive Officers, are listed in the above table entitled Securities Under Option to Directors and Named Executive Officers and not included in the information below. To the knowledge of the Company, the following directors and Named Executive Officers hold the following shares of the Company as at March 31, 2011.

Director/ Named Executive Officer	Number of Company Shares Held5	% of Total Number of shares Is Issued and Outstanding

Marc Ferland, Chairman, President and Chief Executive Officer, Director	0	0%

Claude E. Forget, Director	46,316	2.2%

Lawrence Yelin, Director	0	0%

Jean-Rock Fournier, Secretary, Executive Vice-President and Chief Financial Officer	0	0%

Employees
As of December 31, 2010, Comamtech had two employees being Messrs Ferland and Fournier.

Pension and Retirement Benefits
The Company does not set aside nor accrue any amounts to provide pension, retirement or similar benefits.

5 Does not include shares subject to receipt upon exercise of options.

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
MAJOR SHAREHOLDERS

To the knowledge of the Company, no shareholder currently owns, directly or indirectly, or exercises control or direction over voting securities carrying more than 5% of the voting rights attaching to any class of voting securities of the Company other than Mr. Ramon Toledo who owns approximately 22% of the common shares of the Company.

The Company’s Common Shares are widely held in the United States, Canada and Europe.

To the knowledge of the Company, the Company is not directly or indirectly owned or controlled by another corporation(s), by any foreign government or by any other natural or legal person(s), whether severally or jointly acting as a “group” within the meaning of the United States Securities Exchange Act of 1934, as amended. To the knowledge of the Company, there are no arrangements, which may at a subsequent date result in a change in control of the Company.

RELATED PARTY TRANSACTIONS
Not Applicable.

INTEREST OF EXPERTS AND COUNSEL
Not Applicable.

ITEM 8.   FINANCIAL INFORMATION

CONSOLIDATED FINANCIAL STATEMENTS AND OTHER FINANCIAL INFORMATION

The audited consolidated financial statements of the Company and certain other financial information of the Company are included under Item 17 of this Annual Report on Form 20-F.

LEGAL OR ARBITRATION PROCEEDINGS
None.

POLICY ON DIVIDEND DISTRIBUTIONS
The Company has never declared or paid dividends on its Common Shares. The Company currently intends to retain any earnings to support its working capital requirements and growth strategy and does not anticipate paying dividends in the foreseeable future. Payment of future dividends, if any, will be at the discretion of the Company’s Board of Directors after taking into account various factors, including the Company’s financial condition, operating results, current and anticipated cash needs and plans for expansion.

SIGNIFICANT CHANGES
There have been no significant changes since the date of the audited consolidated financial statements of the Company included in this Annual Report on Form 20-F.

ITEM 9. THE OFFER AND LISTING
U.S. Trading Markets
The Company’s Common Shares are quoted on the OTC Bulletin Board under the symbol “COMT”. On November 4, 2011, following the closing of the Harris Transaction, the Company’s shares began to trade under the symbol COMT on the NASDAQ Stock Exchange Capital Market®, as successor issuer to Copernic.

The following table sets forth the price history of the Company’s Common Shares reported on the OTC Bulletin Board.

Year	High	Low

2010	US $2.60	US $.75

Equity Transfer & Trust Company of Toronto, Ontario, Canada acts as registrar and transfer agent for the Company’s common shares.

ITEM 10. ADDITIONAL INFORMATION

SHARE CAPITAL Not Applicable.
MEMORANDUM AND ARTICLES OF ASSOCIATION

The Company was incorporated under the laws of the Province of Ontario on August 16, 2010.

Section 5 of the Company’s articles of incorporation indicates that there are no restrictions on the business the Company may carry on or on the powers it may exercise. Pursuant to Section 15 of the Business Corporations Act (Ontario) (“OBCA”), a corporation has the capacity and the rights, powers and privileges of a natural person.

With respect to a material contract, proposal or arrangement between the Company and one or more directors thereof or between the Company and another person of which a director of the Company is a director or in which a director has a material interest, such material contract, proposal or arrangement, as the case may be, is neither void nor voidable by reason only of that relationship or by reason only that a director with an interest in the transaction is present at or is counted to determine the presence of a quorum at a meeting of directors or committee of directors that authorized the transaction, if (i) the director disclosed his or her interest in accordance with the OBCA; (ii) the transaction was approved by the directors or the shareholders of the Company, as applicable; and (iii) it was reasonable and fair to the Company at the time it was approved. Generally, the business corporation laws of the United States vary significantly on this issue from state to state. Delaware Law accords similar treatment (a) if conditions (i) and (ii) above are satisfied or (b) if (iii), without regard to conditions (i) and (ii), is satisfied, except that any ratification by the board must be by a vote of disinterested members.

Neither the Company’s articles of incorporation nor its bylaws restrict the directors from exercising any power (in the absence of an independent quorum) to approve their compensation.

The directors of the Company may from time to time, without the authorization of the shareholders:

(a)	borrow money upon the credit of the Company;

(b)	issue, re-issue, sell or pledge debt obligations of the Company, including without limitation, bonds, debentures, notes or other similar obligations of the Company whether secured or unsecured;

(c)	subject to Section 20 of the OBCA, give a guarantee on behalf of the Company to secure performance of any present or future indebtedness, liability or obligation of any person; or

(d)
charge, mortgage, hypothecate, pledge or otherwise create a security interest in all or any currently owned or subsequently acquired, real or personal, moveable or immovable property of the Company, including without limitation, book debts, rights, powers, franchises and undertakings, to secure any present or future indebtedness, liabilities or other obligations of the Company.

Although most progressive U.S. state corporate codes grant similar powers to corporate boards of directors, some U.S. states still require shareholder approval of liens on substantially all of a corporation’s assets.

The directors may from time to time, by resolution, delegate any or all of the powers referred to above to a director, committee of directors or one or more officers of the Company. These powers may be varied by enacting a new by-law by resolution of the directors, which by-law must then be subsequently approved at a meeting of shareholders or by shareholder resolution. U.S. state corporate laws establish no general rule concerning directors’ ability to delegate such duties. More progressive U.S. state corporate laws such as Delaware’s General Corporation Law allow a board of directors to establish a committee of one or more directors and delegate such powers to such committee without a by-law or stockholder approval.

The Company’s articles of incorporation do not contain any provisions for the retirement of directors as the result of reaching a certain age limit. The Company’s by-laws contain a minimum age requirement of 18 years to be named a director.

Directors need not be shareholders of the Company.

The Company is authorized to only issue, and its share capital consists of only, Common Shares. Each common share entitles the holder to receive notice of, and to vote on the basis of one vote per common share, at all meetings of shareholders, to receive any dividend declared by the Company on the Common Shares and to receive the remaining property of the Company on its dissolution, liquidation or wind-up. The shareholders do not have the rights to share in the profits of the Company. The laws of most US states vest Common Shares with similar powers. The Company has never and does not have plans to declare any dividends.

In order to change the rights of holders of Common Shares, an amendment to the Company’s articles is required. Pursuant to Section 168 of the OBCA, such an amendment can be effected at a meeting of shareholders upon agreement by a majority of the shareholders. Pursuant to Section 170, the holders of shares of a class are entitled to vote separately as a class upon a proposal to amend the articles that would have the effect of altering the rights of that class or altering the rights of that class relative to the other classes of shares. Progressive U.S. state corporate codes generally require similar procedures except that corporate laws such as New York’s Business Corporation Law and Delaware’s General Corporation Law permit stockholders to authorize such amendments by majority consent in writing, without a meeting, subject to certain limitations.

The annual meeting of shareholders shall be held at such time, day and place as the Board, Chairman of the Board or the President may from time to time determine, provided that an annual meeting must be called not later than 15 months after the holding of the immediately preceding annual meeting. The Board, the Chairman of the Board, the President, the Managing Director or Vice President shall have the power to call a special meeting of shareholders at any time.

In addition, pursuant to Section 105 of the OBCA, the holders of not less than 5% of the issued shares of a corporation that carry the right to vote at a meeting sought to be held, may requisition the directors to call a meeting of shareholders for the purposes stated in the requisition. Such requisition shall state the business to be transacted at the meeting. Although there is no general rule, progressive U.S. state corporation laws provide that the by-laws shall determine stockholders’ rights to call stockholder meetings. The directors of a corporation shall call a meeting of shareholders upon receiving the requisition unless a meeting of shareholders has already been called or a record date has been fixed and the appropriate notice has been provided. If the directors do not, within twenty-one days after receiving the requisition, call a meeting and if the above-noted exceptions are not met, any shareholder who signed the requisition may call the meeting.

Notice of the time and place of each meeting of shareholders shall be given not less than 21 nor more than 50 days before the date of the meeting to each director and the auditor of the Company and to each shareholder who, at the close of business on the record date for notice or, if no record date for notice is fixed, at the close of business on the day proceeding the day on which notice is given, is entered in the securities register as the holder of one or more shares of the Company carrying the right to vote at the meeting. For every meeting of shareholders, the Company shall prepare a list of shareholders entitled to receive notice of the meeting, arranged in alphabetical order and showing the number of shares entitled to vote at the meeting held by each shareholder.

The only persons entitled to be present at a meeting of shareholders shall be those entitled to vote thereat, the directors and auditors, if any, of the Company and others who, although not entitled to vote, are entitled or required under the OBCA or the articles or by-laws of the Company to be present at the meeting. Any other person may be admitted on the invitation of the Chairman of the meeting or with the consent of the meeting.

There are no restrictions in the Company’s articles or by-laws, nor under the OBCA or the provision of the Securities Act (Ontario) or Securities Act (Quebec) limiting the right to own, hold or exercise voting rights on the Company’s securities. Most, if not all U.S. states have enacted some form of takeover disclosure law or business combination act requiring certain disclosures and/or limiting the right to own or vote shares acquired in certain situations including hostile business combinations.

There are no provisions in the Company’s articles or by-laws that would have the effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company.

Pursuant to the Securities Act (Ontario) (the “Securities Act”), any shareholder holding or exercising control over more than 10% of the voting rights attached to all outstanding voting securities of a Company is considered an insider of that company and among other things is required to disclose any trades in shares of that company. Similarly, Section 16 and Rule 16(a) of the U.S. Securities Exchange Act of 1934 (“1934 Act”), under which the Company is registered, requires holders of 10% or more of the securities of a 1934 Act registered company to file reports disclosing ownership and transactions in that company’s securities. The Company, however, currently is deemed a “foreign private issuer” and is exempt from these provisions. Section 101 of the Securities Act requires that any person who acquires beneficial ownership of, or the power to exercise control over, a total of 10% or more of a company’s voting or equity securities in any class shall issue a news release and file a report containing the particulars and purpose behind the acquisition. Further reports must be issued every time such person acquires an additional 2% or more of the company’s voting or equity securities, or there is a change in any of the material facts disclosed in the former report. Similarly, Section 13(d) and Regulation 13D of the 1934 Act requires any person who acquires beneficial ownership or more than 5% of an equity security of any company registered under the 1934 Act to file a report disclosing the particulars and purpose behind the acquisition. Amendments must be filed to this report every time such person acquires or disposes of 1% or more of the equity security or there is some other material change in the report on file. In addition, Section 14(d) and Regulation 14D of the 1934 Act imposes certain filing and disclosure requirements on persons making “tender offers” for equity securities of a 1934 Act registered company.

The articles of incorporation and by-laws of the Company do not contain any conditions governing changes in the Company’s capital that are more stringent than the applicable law.

MATERIAL CONTRACTS
The Company has not entered into any material contracts during the last two fiscal years other than in the ordinary course of business and other than those described in “Item 4 - Information on the Company” or elsewhere in this Annual Report on Form 20-F.

EXCHANGE CONTROLS
There is no Canadian law, government decree or regulation that restricts the export or import of capital or that affects the remittance of dividends, interest or other payments to a non-resident holder of Common Shares other than withholding tax requirements.

There is no limitation imposed by Canadian law or by the articles or other charter documents of the Company on the right of a non-resident to hold or vote Common Shares, other than as provided in the Investment Canada Act, as amended (the “Investment Act”). The Investment Act generally prohibits implementation of a reviewable investment by an individual, government or agency thereof, corporation, partnership, trust, joint venture or other entity that is not a “Canadian,” as defined in the Investment Act (a “non-Canadian”), unless, after review, the Minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada based on the criteria set out in the Investment Act. Investment in Common Shares of the Company (or other voting shares) by a non-Canadian (other than a “WTO investor,” as defined below) would be reviewable under the Investment Act if it constitutes an acquisition of control of the Company, and the value of the assets of the Company were $5,000,000 Canadian or more. Such an investment in Common Shares of the Company by a WTO investor would be reviewable under the Investment Act if the value of the assets of the Company equalled or exceeded $295,000,000 Canadian for investments made in 2008. The Investment Act contains rules to determine if an investment constitutes an acquisition of control of a particular entity. For example, any non-Canadian, whether a WTO investor or otherwise, would acquire control of the Company for purposes of the Investment Act if such non-Canadian acquired a majority of the Common Shares of the Company. The acquisition of less than a majority but at least one-third of the Common shares of the Company is presumed to be an acquisition of control of the Company, unless it could be established that on the acquisition the Company was not controlled in fact by the acquirer through the ownership of Common Shares. In general, an individual is a WTO Investor if such individual is a “national” of a country (other than Canada) that is a member of the World Trade Organization (“WTO Member”) or has a right of permanent residence in relation to that WTO Member. A corporation or other entity is a WTO investor if it is a “WTO Investor-controlled entity” pursuant to detailed rules set out in the Investment Act.

Certain transactions involving Common Shares of the Company would be exempt from the Investment Act, including, without limitation: (a) an acquisition of Common Shares of the Company if the acquisition were made in connection with the person’s business as a trader or dealer in securities; (b) an acquisition of control of the Company’s business in connection with the realization of a security interest granted for a loan or other financial assistance and not for any purpose related to the provisions of the Investment Act; and (c) an acquisition of control of the Company’s business by reason of an amalgamation, merger, consolidation or corporate reorganization, following which the ultimate direct or indirect control in fact of the Company, through the ownership of voting interests (as defined in the Investment Act), remains unchanged.

TAXATION
The following is a summary of certain federal income tax provisions applicable to United States corporations, citizens and resident alien individuals who purchase Common Shares and who will hold such shares as capital property for the purpose of the Income Tax Act (Canada) (the “ITA”). This discussion does not purport to deal with all relevant aspects of U.S. or Canadian taxation. Shareholders are advised to consult their own tax advisors regarding the United States income tax consequences of holding and disposing of the Common Shares as well as any consequences arising under state and local tax laws or the tax laws of jurisdictions outside the United States. The summary is based on the assumption that, for Canadian tax purposes and at all relevant times, a holder of Common Shares (a) is neither resident nor deemed to be resident in Canada for the purposes of the ITA, but is resident in the United States for the purposes of the Canada – United States Income Tax Convention (1980) (the

“Treaty”); (b) deals at arm’s length with the Company and is not affiliated with the Company; (c) holds the Common Shares as capital property and does not use or hold and is not deemed to use or hold the Common Shares in the course of carrying on a business in Canada; and (d) is not an insurer or a financial institution.

This summary is based on the current provisions of the Treaty and accompanying protocols, the ITA, the regulations under the ITA, specific proposals to amend the ITA or the regulations thereunder announced by the Canadian Minister of Finance prior to the date of this report and our understanding of the current administrative and assessing practices of the Canada Revenue Agency (or CRA).  This summary does not otherwise take into account or anticipate any changes in law, whether by legislative, governmental or judicial action, nor does it take into account tax laws or considerations of any province or territory of Canada.

The summary is for general information only and does not take into account the individual circumstances of any particular investor.  Therefore, investors are urged to consult their own tax advisors with respect to the tax consequences of an investment in the Common Shares of the Company based on their specific circumstances, including any consequences of an investment in the Common Shares arising under state, local or provincial tax laws of other jurisdictions, including the United States.

For United States federal income tax purposes, a United States corporation, citizen or resident alien generally will realize, to the extent of the Company’s current or accumulated earnings and profits, taxable ordinary income (which may, in certain circumstances, in the case of qualified dividend income received by non corporate shareholders before 2011, be taxed at capital gain rates) on the receipt of cash dividends on the Common Shares equal to the gross amount of such dividends without reduction for any Canadian withholding tax. Subject to certain limitations, such withholding tax generally may be credited, against the holder’s United States federal income tax liability or, alternatively, may be deducted in computing the holder’s United States federal taxable income. Dividends paid on the Common Shares will not be eligible for the “dividends received” deduction, available under certain circumstances to United States corporations.

Dividends paid to a holder on Common Shares, including deemed dividends and stock dividends, will be subject to Canadian non-resident withholding tax, which is generally applicable to dividends paid by a corporation resident in Canada to a resident of the United States. Under the terms of the Treaty, non-resident withholding tax is generally levied at a rate of 15% of the gross amount of the dividend. If, however, the beneficial owner of the dividends is a company resident in the United States for the purposes of the Treaty that owns at least 10% of the voting stock of the Company paying the dividends, the rate of withholding tax under the Treaty is further reduced to 5%. Pursuant to the Treaty, a resident of the United States will be considered to own the voting stock owned by an entity that is considered fiscally transparent under the laws of the United States and that is not a resident of Canada, in proportion to such resident’s ownership interest in the fiscally transparent entity.

A holder may be subject to Canadian income tax in respect of any capital gains realized on a disposition or deemed disposition of Common Shares. However, a holder will be exempt from Canadian income tax on a capital gain realized on an actual or deemed disposition of Common Shares unless the Common Shares are “taxable Canadian property” (as defined in the ITA) to the holder at the time of the disposition. Provided the Common Shares are listed on a designated stock exchange for the purposes of the ITA (the National Association of Securities Dealers Automated Quotation System is a designated stock exchange under the ITA), the Common Shares (as well as any interests in or options for Common Shares) will not be “taxable Canadian property” to a holder, unless the holder, persons with whom the holder did not deal at arm’s length for the purposes of the ITA or the holder together with such persons owned 25% or more of the shares of any class or series of the capital stock of the Company at any time during the 60-month period immediately preceding the disposition or deemed disposition of the Common Shares. In the event that the Common Shares are not listed on a designated stock exchange, the Common Shares will be, subject to the comments below, “taxable Canadian property” for the purposes of the ITA. The Common Shares may be deemed to be “taxable Canadian property” where the holder acquired them in certain circumstances, including upon the disposition of other “taxable Canadian property”. Proposed amendments to the definition of ‘‘taxable Canadian property’’, announced as part of the March 4, 2010 Federal Budget measures, will significantly narrow this definition. Pursuant to the proposed amended definition, shares of a corporation that is not listed on a designated stock exchange will be taxable Canadian property only if, at that time, or at any time in the previous 60 month period, more that 5% of the fair market value of the share was derived, directly or  indirectly, fr one or any combination of (i) real or immovable property situated in Canada, (ii) Canadian resource properties, (iii) timber resource properties, and (iv) options or respect of properties described at (i)to (iii). In the event that the Common Shares do constitute “taxable Canadian property”, one half of a capital gain realized by a holder must be included in the income of a holder while one half of any capital loss realized by a holder is deductible against the taxable portion of capital gains realized in the three preceding years or in subsequent years, subject to the rules of the ITA, however, any capital gain realized on their disposition by a holder may be exempt from Canadian tax pursuant to the provisions of the Treaty. The ITA provides for a withholding procedure under which a purchaser of taxable Canadian property from a non-resident of Canada is required to withhold certain amounts from the purchase price. In certain circumstances, a “clearance certificate” may be obtained that relieves, wholly or in part, the purchaser’s obligation to withhold on the purchase price. As long as any income or gain from the disposition or deemed disposition of the Common Shares would be exempt from tax under Part 1 of the ITA due to the application of the Treaty, the withholding requirements and the clearance certificate process may not apply. Holders of Common Shares must consult their own tax advisers to determine if any such Canadian income tax must be paid.

For United States federal income tax purposes, upon a sale or exchange of a Common Share, a holder will recognize gain or loss equal to the difference between the amount realized on such sale or exchange and the holder’s tax basis in such common share. For non-corporate taxpayers, the maximum tax rates currently imposed are 15% on net long-term capital gains and 35% on net short-term capital gains and ordinary income. US capital gains may result in additional taxes by application of the Alternative Minimum Tax. As a taxpayer’s income rises, US federal income tax law phases-out US personal exemptions and increasingly limits the availability of itemized deductions which may increase the effective tax rates. The deduction of net capital losses against ordinary income currently is severely limited under US federal income tax law. Holders of Common Shares must consult their own tax advisers to determine the effect of federal, state and local income taxes upon a sale or exchange of Common Shares.

DOCUMENTS ON DISPLAY
Documents concerning the Company which are referred to in the document and otherwise available for public inspection may be inspected at the executive offices of the Company. Any request for inspection must be made in writing addressed to the Company’s executive offices to the attention of Mr. Marc Ferland, President and Chief Executive Officer. Such request must explicitly identify the person making the request, the documents pertaining to the request as well as the date and time that the person making such request desires to inspect such documents. The Company reserves all rights to refuse or limit a request.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

FOREIGN EXCHANGERATE RISK
See Item 17 “Financial Statements”, note 23 entitled Financial Instruments.

INTEREST RATE RISK
See Item 17 “Financial Statements”, note 23 entitled Financial Instruments.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

Controls and Procedures

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting.  Managment’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the Securities and Excange Commission that permit the Company to provide only management’s report in this annual report.

Disclosure Controls and Procedures

We are responsible for establishing and maintaining a system of disclosure controls and procedures, as defined in Rule 13a-15 (e) under the Securities Exchange Act of 1934, (the “Exchange Act”) designed to ensure that information we are required to disclose in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer’s management, including its principal executive officer or officers and principal financial officer or officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

We carried out an evaluation, under the supervision of and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, as to the effectiveness of our disclosure controls and procedures as of December 31, 2010.

Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2010.

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) of the Exchange Act as a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Generally Accepted Accounting Principles and includes those policies and procedures that (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with Generally Accepted Accounting Principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements. Projections of any assessment of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Our management evaluated the effectiveness of our internal control over financial reporting as of December 31, 2010. In making this evaluation, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in “Internal Control — Integrated Framework.”

Based on our evaluation under the framework in Internal Control-Integrated Framework, management concluded that our internal control over financial reporting was effective as of December 31, 2010.

It should be noted that while management believes that current disclosure and internal controls and procedures provide a reasonable level of assurance, it cannot be expected that existing disclosure controls and procedures or internal financial controls will prevent all human error and circumvention or overriding of the controls and procedures. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Changes in Internal Control Over Financial Reporting

The Chief Executive Officer and the Chief Financial Officer of the Company have evaluated whether there were changes to its internal control over financial reporting during the year 2010 that have materially affected, or are reasonably likely to materially affect, the internal control over financial reporting. In spite of the change of CFO, no such significant changes were identified through their evaluation.

It should be noted that while management believes that current disclosure and internal controls and procedures provide a reasonable level of assurance, it cannot be expected that existing disclosure controls and procedures or internal financial controls will prevent all human error and circumvention or overriding of the controls and procedures. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

ITEM 16.	AUDIT COMMITTEE FINANCIAL EXPERT
ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

The Company’s board of directors has determined that a member of its Audit Committee, Mr. Larry Yelin, an independent director (as defined in the Rules of the National Association of Securities Dealers, Inc.), is an Audit Committee financial expert as defined in Item 16A of Form 20-F.

ITEM 16B.	CODE OF ETHICS

Not applicable.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Raymond Chabot Grant Thornton LLP. has served as the Company’s independent public accountants to audit our financial statements for the fiscal years ended December 31, 2010.

The following table presents the aggregate fees billed for professional services and other services rendered by Raymond Chabot Grant Thornton LLP in 2010.

2010

Audit Fees(1)	29,136
Audit Related Fees(2)	26,562
Tax Fees(3)	63,367
Other Fees(4)	-
TOTAL:	119,065

These fees are subject to a pre-approval policy.

(1)
Audit Fees consist of fees billed for the annual audit services engagement and other audit services, which are those services that only the external auditor reasonably can provide, and include the audit of its financial statements; comfort letters and consents; attest services; and services associated with the filing of documents with the SEC.

(2)
Audit-Related Fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements or that are traditionally performed by the external auditor, and include consultations concerning financial accounting and reporting standards; due diligence related to acquisitions and accounting advice related to mergers and acquisitions.

(3)
Tax Fees include fees billed for tax compliance services, advice on original and amended tax returns and claims for refund, tax consultations (such as assistance in connection with tax audits and appeals), tax advice related to mergers and acquisitions, transfer pricing, tax planning services and expatriate tax planning and services.

(4) Related to assistance for SOX compliance.

PROCEDURES FOR APPROVAL OF AUDIT AND NON-AUDIT SERVICES BY THE EXTERNAL AUDITORS

I.	Audit Committee Pre-Approval of Services

In accordance with the requirements of securities regulations to which the Company is subject and to safeguard the continued independence of its external auditors, all audit and non-audit services to be rendered by the Company’s external auditors and any related entities (the “Auditors”) to the Company, its subsidiaries and any material related companies over which the Company exercises significant influence must be the subject of pre-approval by the Audit Committee of the Board.

Such pre-approval shall be based on the following detailed policies and procedures established by the Audit Committee.

II.     Services that the Auditors may not Provide

The Auditors may not act in any capacity where they could reasonably be seen to:

•	function in the role of the Company’s management;
•	audit their own work; or
•	serve in an advocacy role on behalf of the Company

Except as otherwise permitted and pre-approved hereby, the Auditors will not be asked to provide any services in the following areas (in each case as more fully defined in applicable corporate and securities regulations or the regulations and guidelines of the appropriate oversight authorities governing the accounting and auditing profession):

1.	Bookkeeping and related functions;

2.	Financial information systems design and implementation;

3.	Appraisal, valuation, fairness opinions or contribution-in-kind reports;

4.	Actuarial services;

5.	Internal audit outsourcing;

6.	Management functions and human resources functions;

7.	Broker-dealer, investment advisor or investment banking services;

8.	Legal services;

9.	Expert services; and

10.	Management consulting services.

III. Pre-Approval of a Range of Services
The engagement for the annual audit of the Company’s consolidated financial statements is specifically approved on an annual basis by the execution of the audit engagement letter with the Auditors. Subject to paragraph IV below, engagements of the Auditors involving services for any of the Company’s entities that fall into the following service definitions are pre-approved by the Audit Committee.

Type of Service	Description

Audit Services

Financial statement audit
Recurring audit of consolidated financial statements
including subsidiary company and statutory audits and tax
services and accounting consultations required to perform
an audit in accordance with Generally Accepted Auditing
Standards.

Regulatory financial filings	Services relating to 1933 and 1934 filings with the SEC including issuance of comfort letters. Statutory and regulatory filings including prospectuses and registration statements.

404 attestation services
Attestation services relating to the report on the entity's
internal controls as specified in Section 404 of the
Sarbanes-Oxley Act and any similar requirements that
may be introduced under Canadian legislation/regulations.

Audit Related Services

Employee benefit plan audits	Audit of pension and other employee benefit plans and funds.

Financial due diligence in connection with acquisitions and divestitures
Assistance in financial and tax due diligence, including
review of financial statements, financial data and
records, tax returns, tax forms and tax filings, discussion
with target’s finance and accounting personnel.
Accounting consultation and audits in connection with
acquisitions and divestitures.

Other attest services	Attest services that are not required by statute or regulation. Quarterly reviews.

Application and general control reviews	Review of IT and general controls related to specific applications, including overall general computer controls, excluding those that are a part of the financial statement audit.

Consultation regarding GAAP	Discussions, review and testing of impact of new pronouncements, acquisition accounting, and other GAAP topics.

Tax Services

Tax compliance
Preparation and/or review of income, capital, sales, use,
property, excise, local, value added (VAT) and GST tax
returns, filings and forms. Consultation regarding
handling of items for tax returns, required disclosures,
elections, and filing positions available.

Tax consulting
Assistance with tax audits, examinations or requests for
information. Responding to requests regarding technical
interpretations, applicable laws and regulations, and tax
accounting. Tax advice on mergers, acquisitions,
restructurings, financings, inter-company transactions,
foreign tax credits, foreign income tax, tax accounting,
foreign earnings and profits, capital tax, sales tax, use tax, property tax, the treatment in any jurisdiction of foreign
subsidiary income, VAT, GST, excise tax or equivalent
taxes in the jurisdiction. Assistance with tax appeals that
are not in front of a tax court or its equivalent. Advice
regarding tax legislation or codes including
interpretations, procedures and advance tax rulings or
private letter rulings thereof, or their equivalent, in

applicable jurisdictions in the following areas: income, capital, sales, use, property, excise, local, value added (VAT) and GST taxes.

Transfer pricing
Advice and assistance with respect to transfer pricing
matters, including preparation of reports used by the
company to comply with taxing authority documentation
requirements regarding royalties, services and inter-
company pricing and assistance with tax exemptions.

Customs and duties	Compliance reviews and advice on compliance in the areas of tariffs and classification, origin, pricing, and documentation. Assistance with customs audits or requests for information.

Expatriate tax services
Preparation of individual income tax returns, advice on
impact of changes in local tax laws and consequences of
changes in compensation programs or practices.
Compliance and advice in relation to benefits and
compensation, stock options, and tax equalization
policies.

Other Services

Valuation	Valuation services for non-financial reporting in connection with tax-only valuations and valuation services to review and comment on tax-related valuations prepared by the Company or third parties.

Other	Fact finding services and forensic investigations under the supervision of the audit committee; environmental audits; non-financial systems design and implementation.

IV.    Limits on the Pre-Approval of a Range of Services

In the case of proposed engagements of the Auditors involving any of the services covered under the range of services under paragraph III where the fees for a particular engagement are expected to exceed a total of CDN $5,000, specific pre-approval must be obtained therefore under the provisions of paragraph V hereof.

The general pre-approval of the range of services covered under paragraph III will be brought to the Audit Committee for review and, if thought appropriate, renewal on an annual basis.

In respect of services under paragraph III where the fees for a particular engagement are expected to be less than or equal to a total of CDN $5,000, the Chairman of the Audit Committee shall be notified expeditiously of any such services commenced by the Auditors.

In the event that services under paragraph III are commenced by the Auditors where the fees for a particular engagement were expected to be less than or equal to a total of CDN $5,000, specific pre-approval must be obtained therefore under the provisions of paragraph V hereof if such fees are later expected to exceed a total of CDN $5,000.

V. Pre-Approval of Individual Services
The Company’s management and/or the Auditors may seek pre-approval by the Audit Committee of the engagement of the Auditors to provide particular services in certain cases.

Where particular pre-approval is required, the Audit Committee has delegated the authority to effect such pre-approval to the Chairman of the Committee.

Under no circumstances may the Audit Committee delegate its responsibilities to Company management.

For greater certainty, if an engagement with the Auditors for a particular service is contemplated that is neither forbidden under paragraph II hereof, nor covered under the range of services under paragraph III hereof, in order for such engagement to proceed it must be the subject of individual pre-approval under this paragraph.

It is the responsibility of management to determine whether a particular service is covered by the pre-approved range of services. Management should seek the guidance of the audit committee chair where there is any ambiguity about whether a particular service is pre-approved.

VI. Engagement Letters
Pre-approved non-audit services shall be provided by the Auditors pursuant to an engagement letter with the appropriate Company entity that satisfies each of the following requirements:

1.	The engagement letter shall be in writing and signed by the Auditors,; and
2.
the engagement letter shall set out the particular non-audit services to be provided by the Auditors which, unless individually pre-approved, shall be within the categories of pre-approved non-audit services described in paragraph III hereof.

VII.    Reports of Services to the Audit Committee

At every regularly-scheduled meeting of the Audit Committee, management shall report on all new pre-approved engagements of the Auditors since the last such report. The Auditors may comment on the report if they wish to do so. All engagement letters entered into pursuant hereto shall be made available to the Audit Committee upon demand.

ITEM 16D.   EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
Not applicable.

ITEM 16E.   PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 17.   FINANCIAL STATEMENTS

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”). There are certain measurement differences between Canadian GAAP and U.S. GAAP. Differences which relate to the Company are summarized in note 27 to our consolidated financial statements.

Raymond Chabot Grant Thornton

# Independent Auditor's Report

**Raymond Chabot Grant Thornton LLP**
Suite 2000
National Bank Tower
600 De La Gauchetière Street West
Montréal, Québec H3B 4L8

Telephone: 514-878-2691
Fax: 514-878-2127
www.rcgt.com

To the Shareholders of
Comamtech Inc.

## Report on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of Comamtech Inc., which comprise the consolidated balance sheets as at December 31, 2010 and 2009 and the consolidated statements of operations, shareholders' equity and cash flows for the years then ended, and a summary of significant accounting policies and other explanatory information.

## Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

## Auditor's responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting

**Chartered Accountants**
Member of Grant Thornton International Ltd

1 Chartered accountant auditor permit no. 20154

Comamtech Inc.
Consolidated Balance Sheets
As at December 31, 2010 and 2009
(expressed in U.S. dollars)	2010		2009
	$		$
Assets

Current assets
Cash		4,265,488		465,949
Temporary investments (Note 6)		-		3,504,930
Accounts receivable (Note 7)		63,537		256,110
Income taxes receivable		-		337,802
Balance of sale receivable (Note 5)		-		655,131
Prepaid expenses		21,783		118,149
Other assets (Note 8)		2,993,274		-
		7,344,082		5,338,071
Balance of sale receivable (Note 5)		-		3,694,060

Property and equipment (Note 9)		-		115,110

Intangible assets (Note 10)		-		202,597

Goodwill		-		3,362,003

Other assets (Note 8)		1,567,751		-
		8,911,833		12,711,841
Liabilities

Current liabilities
Accounts payable and accrued liabilities (Note 11)		666,679		1,010,140
Deferred revenue		-		103,668
Deferred rent		-		1,534
Current portion of obligations under capital leases (Note 12)		-		50,630
		666,679		1,165,972
Obligations under capital leases (Note 12)		-		7,906

Future income taxes (Note 13)		-		45,146

Shareholders’ Equity
Capital stock (Note 14)
Authorized
Unlimited number of common shares, no par value
Issued and outstanding
2,097,861 (2,091,437 as at December 31, 2009) common shares		96,567,321		96,556,485
Contributed surplus		5,931,048		5,853,737

Accumulated other comprehensive income		561,137		561,137

Accumulated deficit		(94,814,352)		(91,478,542)
		8,245,154		11,492,817
		8,911,833		12,711,841

See accompanying notes.
Approved by the Board of Directors

s/s Marc Ferland s/s Lawrence Yelin
Marc Ferland, Chairman of the Board Lawrence Yelin, Director and Chairman of the Audit Committee

Comamtech Inc.
Consolidated Statements of Operations
For the years ended December 31

(expressed in U.S. dollars)
	2010		2009		2008
	$		$		$
Revenues (Note 15)		1,261,759		1,653,026		2,218,264

Cost of revenues		25,393		62,304		105,338

Gross Margin		1,236,366		1,590,722		2,112,926
Expenses
Marketing, sales and services		403,073		625,243		386,486
General and administration		3,373,805		2,329,947		2,907,964
Product development and technical support (Note 16)		649,000		1,125,102		1,836,986
Amortization of property and equipment		52,703		117,909		89,169
Amortization of intangible assets		69,871		720,729		980,285
Gain on disposal of property and equipment		(3,746)		-		-
Gain on disposal of intangible assets		(9,960)		-		-
Write-downs of long-lived assets (Note 17)		-		10,924		4,381,840
Restructuring charges (Note 18)		-		33,677		101,012
Interest and other income		(331,062)		(333,979)		(162,880)
Gain on disposal of an investment (Note 19)		-		(169,239)		-
Gain on disposal of its operating subsidiary (Note 2)		(1,109,736)		-		-
Loss (gain) on foreign exchange		48,601		70,772		(24,440)
		3,142,549		4,531,085		10,496,422
Loss from continuing operations before income taxes and discontinued operations		(1,906,183)		(2,940,363)		(8,383,496)

Current income taxes		9,877		1,498		522
Future income taxes		(15,709)		(656,347)		(854,914)
Recovery of income taxes (Note 13)		(5,832)		(654,849)		(854,392)

Loss from continuing operations		(1,900,351)		(2,285,514)		(7,529,104)
Net income (loss) from discontinued operations (Note 5)		(1,435,459)		4,399,406		1,038,400

Net income (loss) for the year		(3,335,810)		2,113,892		(6,490,704)
Basic and diluted loss / share - continuing operations (Note 20)		(0.91)		(1.09)		(3.60)
Basic and diluted earnings (loss) / share - discontinued operations (Note 20)		(0.68)		2.10		0.50
Basic and diluted net earnings (loss) / share		(1.59)		1.01		(3.10)

See accompanying notes.

Comamtech Inc.
Consolidated Statements of Shareholders’ Equity
For the years ended December 31

(expressed in U.S. dollars)

	Number of Common Shares	Common Shares		Contributed Surplus		Accumulated Other Comprehensive Income		Accumulated Deficit		Total
		$		$		$		$		$

Balance, December 31, 2007	2,091,437		96,556,485		5,784,502		561,137		(87,101,730)		15,800,394
Stock-based compensation (Note 14)					(37,474)						(37,474)
Comprehensive income:
Net loss for the year									(6,490,704)		(6,490,704)
Comprehensive income									(6,490,704)		(6,490,704)

Balance, December 31, 2008	2,091,437		96,556,485		5,747,028		561,137		(93,592,434)		9,272,216
Stock-based compensation (Note 14)					106,709						106,709
Comprehensive income:
Net loss for the year									2,113,892		2,113,892
Comprehensive income									2,113,892		2,113,892

Balance, December 31, 2009	2,091,437		96,556,485		5,853,737		561,137		(91,478,542)		11,492,817
Stock-based compensation (Note 14)					77,311						77,311
Comprehensive income:
Net loss for the year									(3,335,810)		(3,335,810)
Comprehensive income									(3,335,810)		(3,335,810)
Options exercised (Note 14)	6,424		10,836								10,836
Balance, December 31, 2010	2,097,861		96,567,321		5,931,048		561,137		(94,814,352)		8,245,154

See accompanying notes

Comamtech Inc.
Consolidated Statements of Cash Flows
For the years ended December 31

(expressed in U.S. dollars)
	2010		2009		2008
	$		$		$
Cash flows from (used for)
Operating activities
Loss from continuing operations		(1,900,351)		(2,285,514)		(7,529,104)
Adjustments for
Amortization of property and equipment		52,703		117,909		89,169
Amortization of intangible assets		69,871		720,729		980,285
Employee stock-based compensation (Note 14)		77,311		106,709		8,249
Gain on disposal of property and equipment		(3,746)		-		-
Gain on disposal of intangible		(9,960)		-		-
Write-down of goodwill (Note 17)		-		-		3,995,000
Write-down of intangible assets (Note 17)		-		1,462		343,768
Write-down of property and equipment (Note 17)		-		9,462		43,072
Accreted interest on balance of sale receivable		(217,603)		(200,823)		-
Accreted interest on other assets		(107,335)		-		-
Gain on disposal of an investment (Note 19)		-		(169,239)		-
Gain on disposal of its operating subsidiary (Note 2)		(1,109,736)		-		-
Unrealized loss on foreign exchange		-		10,529		(25,201)
Future income taxes		(15,709)		(656,347)		(854,914)
Net change in non-cash working capital items (Note 21)		53,382		130,297		(391,011)
Cash used for operating activities from continuing operations		(3,111,174)		(2,214,826)		(3,340,687)
Cash provided by discontinued operations (Note 5)		2,828		1,051,219		1,620,116
Cash used for operations		(3,108,346)		(1,163,607)		(1,720,571)

Investing activities
Increase in other assets		(263,957)		-		-
Proceeds on the disposal of an investment (Note 19)		-		169,239		-
Proceeds on the disposal of its operating subsidiary, net of cash (Note 2)		3,199,800		-		-
Proceeds on the disposal of an intangible		9,960		-		-
Proceeds on the disposal of property and equipment		3,746		-		-
Purchase of intangible assets		(2,098)		(14,373)		(5,054)
Purchase of property and equipment		(3,357)		(30,627)		(15,879)
Net decrease in temporary investments		-		3,005,227		960,157
Cash provided by continuing operations		2,944,094		3,129,466		939,224
Cash provided by (used in) discontinued operations (Note 5)		493,507		(579)		-
Cash provided by investing activities		3,437,601		3,128,887		939,224

Financing activities
Issuance of capital stock (Note 14)		10,836		-		-
Repayment of obligations under capital leases		(45,482)		(62,106)		(57,976)
Cash used for financing activities		(34,646)		(62,106)		(57,976)
Net change in cash and cash equivalents during the year		294,609		1,903,174		(839,323)
Cash and cash equivalents – Beginning of period		3,970,879		2,067,705		2,907,028
Cash and cash equivalents – End of period		4,265,488		3,970,879		2,067,705
Cash and cash equivalents comprise:
Cash		4,265,488		465,949		1,066,817
Temporary investments (Note 6)		-		3,504,930		4,006,115
Less: temporary investments with maturity date in excess of 3 months from date of issuance		-		-		(3,005,227)
		4,265,488		3,970,879		2,067,705
Supplemental cash flow information - continuing operations
Cash paid for interest		4,006		9,597		17,314
Cash paid for income taxes		9,877		1,498		522

See accompanying notes

1	Nature of Business

Comamtech Inc. (“Comamtech” or the “Company”) was incorporated under the laws of the Province of Ontario as of August 16, 2010. The Company is currently inactive, following the sale of its operating subsidiary Copernic Inc. (“Copernic”) (see Note 2), and will remain so until completion of the Arrangement as described in Note 26.  Previously, Copernic was specialized in developing, marketing and selling cutting-edge search technology, providing innovative home and business software products and solutions for desktop, web and mobile users, through its online property www.copernic.com.

2	Reorganization and disposal of its operating subsidiary

On August 25, 2010 Copernic and N. Harris Computer Corporation (“Harris”), a wholly-owned subsidiary of Constellation Software Inc., jointly announced that they had entered into a definitive arrangement agreement (“Plan of Arrangement”) with Comamtech under which Copernic would ultimately be acquired and taken private by Harris.

On October 25, 2010, at Copernic’s Annual General Meeting and Special Shareholders’ Meeting, the shareholders approved the proposed transaction.  On November 1, 2010, the Ontario Superior Court of Justice granted a final order approving the Plan of Arrangement.  Following that, the Plan of Arrangement closed on November 5, 2010, and the shareholders of Copernic became shareholders of Comamtech through an exchange of shares on a 1:1 basis resulting in Copernic becoming a wholly-owned subsidiary of Comamtech.  Comamtech retained certain non-operating assets of Copernic having a book value of $2,896,961.  This acquisition was accounted for at book values using continuity-of-interest method of accounting.  Consequently, the number presented for the current year include those of Copernic’s prior to the Plan of Arrangement and the comparatives were those included in Copernic’s audited consolidated financial statements as previously issued.  Subsequently, the Company sold its investment in Copernic for an amount of $6,015,796. The net book value of this investment was $4,906,060, resulting in a gain on disposal of its operating subsidiary in an amount of $1,109,736 as detailed below:

$
Proceeds on the disposal of its operating subsidiary
Cash received	4,461,063
Purchase price adjustment receivable	199,733
Holdback receivable	1,355,000
6,015,796

The purchase price adjustment receivable is due before July, 2011 and was booked as Other assets in the current assets.

The Holdback receivable of an amount of $1,500,000 is due on the 18-month anniversary of the closing date of the Plan of Arrangement and was booked as Other assets in the long term assets at the fair value of $1,355,000 plus accreted interest (effective interest rate of 7%).

The net book value of the assets and liabilities of the subsidiary sold was $4,906,060 as presented below:

Cash	1,261,263
Accounts receivable	337,541
Income taxes receivable	360,621
Prepaid expenses	196,700
Property and equipment	71,877
Intangible assets	134,824
Goodwill	3,362,003
Accounts payable and accrued liabilities	(700,593)
Deferred revenue	(69,572)
Obligations under capital leases	(19,167)
Future income taxes	(29,437)
Net book value	4,906,060

3	Significant Accounting Policies

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada. There are certain measurement differences between Canadian GAAP and United States generally accepted accounting principles (“U.S. GAAP”). Differences which relate to the Company are summarized in Note 25.

a)	Basis of Presentation

These consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned. All intercompany balances and transactions have been eliminated upon consolidation.

b)	Use of Estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates in these financial statements include the allowance for doubtful accounts, recovery of future income taxes, goodwill and annual goodwill impairment test, useful lives and impairment of long-lived assets, stock-based compensation costs and determination of the fair value of the intangible assets on acquisitions. Actual results could differ from those estimates.

c)	Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand, bank balances, and highly liquid investments with an initial term of three months or less.

d)	Income Tax Credits

Income tax credits are accounted for using the cost reduction method. Under this method, tax credits relating to eligible expenditures are deducted from the cost of the related assets or included in the consolidated statements of operations as a reduction of the related expenses. Tax credits are recorded in the year in which the expenditures are incurred provided there is reasonable assurance of realization.

e)            Financial Instruments
Financial assets and financial liabilities are initially recognized at fair value and are subsequently accounted for based on their classification as described below. The classification depends on the purpose for which the financial instruments were acquired and their characteristics. Except in very limited circumstances, the classification is not changed subsequent to initial recognition.

Held for Trading

Financial assets that are purchased and incurred with the intention of generating profits in the near term are classified as held for trading. In addition, any other financial assets can be designated by the Company upon initial recognition as held for trading. These instruments are accounted for at fair value with the change in the fair value recognized in net income during the period. Cash and temporary investments (mutual funds) are classified as held for trading.

Held-to-Maturity

Non derivative financial assets that have a fixed maturity date and which the Company has positive intention and the ability to hold to maturity are classified as held-to-maturity and accounted for at amortized cost using the effective interest rate method. During 2009, temporary investments other than investments in mutual funds were classified as held-to-maturity.

Loans and Receivables

Loans and receivables are subsequently measured at amortized cost using the effective interest rate method. Accounts receivable and balance of sale receivable are classified as loans and receivables.

Other Financial Liabilities

Other financial liabilities are accounted for at amortized cost using the effective interest rate method. Accounts payable and accrued liabilities are classified as other financial liabilities.

f)	Transaction Costs

Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities that are classified as held for trading) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition.

g)	Property and Equipment

Property and equipment are recorded at cost, less applicable tax credits, and accumulated amortization and impairment charges. Amortization is calculated using the following methods and annual rates or period:

Computer equipment	Declining balance	50%
Furniture and fixtures	Declining balance	33%
Leasehold improvements	Straight-line	Duration of lease

h)           Intangible Assets
Intangible assets with finite useful lives are recorded at cost less accumulated amortization and impairment charges. The Company provides for the amortization of intangible assets over their estimated useful lives using the following methods and annual rates:

Trade names	Straight-line	14%
Technology	Straight-line	25%
Software	Declining balance	50%

Research costs are expensed as incurred. Development costs are also expensed as incurred unless such costs meet the criteria under generally accepted accounting principles for deferral and amortization. To qualify for deferral, the costs must relate to a technically feasible, identifiable product which the Company intends to produce and market, there must be a clearly defined market for the product, and the Company must have the resources, or access to the resources, necessary to complete the development. The Company has not deferred any such development costs during the years ended December 31, 2010 and 2009.

i)	Goodwill

Goodwill represents the excess of the purchase price over the fair value of net assets acquired.  Goodwill is tested for impairment annually on December 31 of each year or more often if events or changes in circumstances indicate that it might be impaired. The impairment test first consists of a comparison of the fair value of the reporting unit to which goodwill is assigned with its carrying amount. When the carrying amount of a reporting unit exceeds its fair value, the fair value of the reporting unit’s goodwill is compared with its carrying amount to measure the amount of the impairment loss, if any. Any impairment loss is charged to earnings in the period in which the loss is incurred. Management’s determination of the fair value incorporates multiple inputs including discounted cash flow calculations, peer company price to earnings multiples, the level of the Company’s share price and assumptions that market participants would make in valuing the reporting unit. Other assumptions include levels of economic capital, future business growth, earnings projections and weighted average cost of capital used for purpose of discounting. Decreases in the amount of economic capital allocated to a reporting unit, decreases in business growth, decreases in earnings projections and increases in the weighted average cost of capital will all cause the reporting unit’s fair value to decrease. The Company did not have to complete an annual goodwill assessment as of December 31, 2010, since Copernic was sold during the year and the Goodwill was related to that business unit (see Note 2).

j)	Impairment of Long-Lived Assets

The Company assesses the carrying value of its long-lived assets, which include property and equipment and intangible assets, for future recoverability when events or changed circumstances indicate that the carrying value may not be recoverable. An impairment loss is recognized if the carrying value of a long-lived asset exceeds the sum of its estimated undiscounted future cash flows expected from its use. The amount of impairment loss, if any, is determined as the excess of the carrying value of the assets over their fair value.

k)	Revenue Recognition

Search advertising, graphic advertising, software licensing, subscription fees, customized development and maintenance support revenues are recognized when services are rendered, provided there is persuasive evidence of an arrangement, the fee is fixed or determinable, collection is considered probable, and fees are not subject to forfeiture, refund or other concessions.

With respect to search advertising and graphic advertising revenues, insertion orders or signed contracts are generally used as evidence of an arrangement. Revenues are recognized in accordance with EIC-123, Reporting Revenue Gross as a Principal Versus Net as an Agent.

Software licensing agreements are recognized upon delivery of software if persuasive evidence of an arrangement exists, collection is probable, the fee is fixed or determinable and vendor-specific evidence of an arrangement exists to allocate the total fee to the different elements of an arrangement. Vendor-specific objective evidence is typically based on the price charged when an element is sold separately, or, in the case of an element not yet sold separately, the price established by management, if it is probable that the price, once established, will not change before market introduction.

Revenues from myCopernicTM on the Go! service are generated by a yearly subscription and are amortized over a twelve-month period.

Revenues from maintenance support for licenses previously sold and implemented are recognized rateably over the term of the contract.

Revenues from customized development, not considered as part of the implementation of software licenses, are recognized as the services are provided.

Amounts received in advance of the delivery of products or performances of services are classified as deferred revenues.

Estimates of collection likelihood are based on a number of factors, including past transaction history with the customer and the credit-worthiness of the customer. If it is determined that collection of a fee is not probable, management defers the fee and recognizes revenues at the time collection becomes probable, which is generally upon receipt of cash.

l)	Income Taxes

The Company provides for income taxes using the liability method of tax allocation. Under this method, future income tax assets and liabilities are determined based on deductible or taxable temporary differences between financial statement values and tax values of assets and liabilities using enacted income tax rates expected to be in effect for the year in which the differences are expected to reverse.

The Company establishes a valuation allowance against future income tax assets if, based upon available information, it is more likely than not that some or all of the future income tax assets will not be realized.

m)	Foreign Currency Translation

The functional and reporting currency of the Company is the U.S. dollar. The functional currency of the Company’s subsidiaries is the local currency. Accordingly, the financial statements of the Company’s subsidiaries have been translated into the reporting currency as follows: monetary assets and liabilities have been translated at the exchange rate in effect at the balance sheet date, non-monetary assets and liabilities have been translated at the historical exchange rate. Revenues and expenses have been translated at the average exchange rate for each year. All gains or losses resulting from the application of this translation method are included in net earnings (loss) for the year.

n)           Foreign Currency Transactions
Transactions concluded in currencies other than the functional currency have been translated as follows: monetary assets and liabilities have been translated at the exchange rate in effect at the balance sheet date and revenues and expenses have been translated at the average exchange rate for each period; non-monetary assets and liabilities have been translated at the rates prevailing at the dates of the respective transactions. Exchange gains and losses arising from such transactions are included in net earnings (loss) for the year.

o)	Stock-based Compensation

The Company has a share option plan (described in Note 14) allowing the grant of options to employees and board members. Under this plan, options grants are accounted for using the fair value-based method of accounting for stock-based compensation. Compensation expense for stock options awarded under the plan is measured at the fair value at the grant date using the Black-Scholes valuation model and is recognized using the accelerated expense attribution method over the vesting period of the options granted. The Company estimates its forfeiture rate in order to determine the compensation expense arising from stock-based awards. Cash consideration received from employees and board members when they exercise the options is credited to capital stock.

The Company uses the Black-Scholes option pricing model which requires the input of subjective assumptions. These assumptions, including estimating the length of time employees will retain their stock options before exercising them (“the expected term”), the expected volatility of our common stock price over the expected term and the number of options that will ultimately not complete their vesting requirements (“forfeitures”). Changes in forfeiture rate can affect the estimate of stock-based compensation expense.

p)	Earnings (loss) per Share

Basic earnings (loss) per share are calculated using the weighted average number of shares outstanding during each of the years (Note 20).

Diluted earnings (loss) per share are calculated based on the weighted average number of common shares outstanding in each of the years, plus the effects of dilutive common share equivalents, such as options and warrants outstanding. This method requires that the dilutive effect of outstanding options and warrants be calculated using the treasury stock method, as if all dilutive options and warrants had been exercised at the later of the beginning of the reporting period or date of issuance, and that the funds obtained thereby were used to purchase common shares of the Company at the average trading price of the common shares during the year.

4	Changes in Accounting Policies

Future Accounting Changes

In February 2008, the Accounting Standards Board of Canada confirmed that accounting standards in Canada, as used by publicly accountable enterprises, will converge with International Financial Reporting Standards ("IFRS") for fiscal years beginning on or after January 1, 2011.  The Company will therefore be reporting its financial statements in accordance with IFRS for its interim and annual financial statements for the year ending December 31, 2011.

5       Discontinued Operations

On May 14, 2009, Copernic announced that it had signed an agreement with Empresario, a privately owned digital media network based in Chicago, Illinois, for the disposal of the assets of its search / media segment for $5,000,000. On June 17, 2009, at Copernic’s Annual General Meeting and Special Shareholders’ Meeting, the shareholders have approved the proposed transaction which was officially concluded on June 30, 2009.

Pursuant to the terms of the agreement concluded on June 30, 2009, the purchaser was to pay 25 equal monthly instalments of $200,000, beginning on September 15, 2009. Interest at the rate of 4% (effective rate at 13.6%), compounded monthly, was to be calculated on the outstanding balance of sale and was payable 30 days after all principal payments were completed. Pursuant to an amended agreement signed on November 12, 2009, the payment terms were changed from 25 to 36 equal monthly instalments of the greater of $100,000 or 85% of the revenues at an annual interest rate of 13.6%, compounded monthly, and calculated on the outstanding balance of sale. The remaining balance will be payable at the end of the 36-month period. That change had no impact on the fair value of the balance of sale receivable initially recorded. On June 30, 2009, an amount of $4,447,230, which represents the fair value at the transaction date, was booked as balance of sale receivable. The net book value of the assets sold was nil. As at December 31, 2009, the total transaction fees amounted to $299,441, resulting in a net gain on disposal of assets amounting to $4,147,789.

During the first and second quarter of 2010, the purchaser paid only $300,000 of the $600,000 payments scheduled for these quarters and was in default in its other obligations.

Based on this, management renegotiated a new agreement with the purchaser.

On August 10, 2010, Copernic and Empresario Inc. (“Empresario”) signed an agreement to convert the existing balance of sale receivable to a convertible debenture. The convertible debenture had a fair value of $2,835,000 while the book value of the balance of sale was $4,273,287. A write down of $1,438,287 of the balance of sale receivable was accounted for in June 2010.The convertible debenture does not bear interest until maturity or default and no instalment payments are required to be made during its term. Upon maturity (August 10, 2011), if the outstanding amounts due under the convertible debenture are not paid in full, the Company could convert the debenture to Preferred shares having 51% of the votes and then ultimately have the right to require the liquidation of Empresario. Under the terms of the debenture, Empresario had the right to redeem the debenture for an amount equal to $2,500,000 if redeemed by February 10, 2011, or for an amount equal to $3,000,000 if redeemed after February 10, 2011 but prior to August 10, 2011 or for an amount of the entire outstanding principal if redeemed thereafter. The debenture was not redeemed before February 10, 2011. Interest at the rate of 13.6% per annum will be earned on the outstanding balance from the maturity date or upon a default. During the third quarter of 2010, Empresario made a payment of $200,000.

In these consolidated financial statements, the debenture is presented in Other Assets (Note 8).

The results of discontinued operations are as follows:

	2010 $	2009 $	2008 $

Revenues	-	1,594,946	4,793,367
Cost of revenues	-	701,124	2,425,570
Gross Margin	-	893,822	2,367,797

Expenses
Marketing, sales and services	-	120,861	552,125
General and administration	(2,828)	-	-
Product development and technical support		30,535	101,738
Amortization of property and equipment		3,707	121,887
Amortization of intangible assets	-	8,070	38,874
Write-down of property and equipment	-	37,387	50,424
Write-down of convertible debenture	1,438,287	-	-
	1,435,459	200,560	865,048

Income (loss) from operations	(1,435,459)	693,262	1,502,749

Gain on disposal of assets net of transaction fees	-	4,147,789	-

Results of discontinued operations	(1,435,459)	4,841,051	1,502,749
Income taxes	-	441,645	464,349
Net income (loss) from discontinued operations	(1,435,459)	4,399,406	1,038,400

The cash provided by discontinued operations for operating activities is comprised of:

	2010 $	2009 $	2008 $
Net income (loss) from discontinued operations	(1,435,459)	4,399,406	1,038,400
Adjustment for:
Write-down of property and equipment	-	37,387	50,424
Write-down of convertible debenture	1,438,287	-	-
Gain on disposal of assets net of transaction fees	-	(4,147,789)	-
Amortization of property and equipment	-	3,707	121,887
Amortization of intangible assets	-	8,070	38,874
Employee stock-based compensation	-	-	(45,723)
Future income taxes	-	441,645	464,349
Net change in non-cash working capital items	-	308,793	(48,095)
Cash provided by discontinued operations for operating activities	2,828	1,051,219	1,620,116

The cash provided by (used in) discontinued operations for investing activities is comprised of:

	2010 $	2009 $	2008 $
Transaction fees	-	(299,441)	-
Capital payments on balance of sale receivable	493,507	298,862	-
Cash provided by (used in) discontinued operations for investing activities	493,507	(579)	-

6	Temporary Investments

In 2009, temporary investments consist of mutual funds (Money market) bearing interest at a weighted average rate of 0.12% per annum and the possibility to withdraw at any time.

7	Accounts Receivable

Accounts receivable are comprised of the following:

	2010 $	2009 $

Trade accounts receivable	-	237,688
Allowance for doubtful accounts	-	(190)
	-	237,498

Other	63,537	18,612

	63,537	256,110

Trade accounts receivable were included in the sale of Copernic (see Note 2).

8	Other Assets

	2010 $	2009 $
Convertible debenture (Note 5)	2,727,743	-
Purchase price adjustment receivable (Note 2)	199,733	-
Investment at cost	65,798	-
Other assets in the current assets	2,993,274	-

Holdback receivable (Note 2)	1,369,431	-
Other	198,320	-
Other assets in the long term assets	1,567,751	-

9     Property and Equipment
2010
	Cost $	Accumulated amortization $	Net $
Computer equipment	-	-	-
Furniture and fixtures	-	-	-
Leasehold improvements	-	-	-

	-	-	-

			2009
	Cost $	Accumulated amortization $	Net $
Computer equipment	841,719	749,385	92,334
Furniture and fixtures	73,136	54,876	18,260
Leasehold improvements	101,999	97,483	4,516

	1,016,854	901,744	115,110

Computer equipment includes assets under capital leases with an original cost of $109,367 and accumulated amortization of $79,896 as at December 31, 2009. In 2009, a write-down of $10,924 for property and equipment was recorded as the Company estimated that the fair value of these assets was lower than their carrying value.

Amortization of property and equipment includes $13,477 (2009 - $21,446; 2008 – $39,629) of amortization on computer equipment under capital leases.

Property and equipment were included in the sale of Copernic (see Note 2).  At the closing date, the cost was at $1,026,350 and the accumulated amortization was at $954,473.

10	Intangible Assets

2010
	Cost $	Accumulated amortization $	Net $
Trade names	-	-	-
Technology	-	-	-
Software	-	-	-

	-	-	-

			2009
	Cost $	Accumulated amortization $	Net $
Trade names	377,833	219,282	158,551
Technology	2,614,790	2,614,790	-
Software	265,823	221,777	44,046

	3,258,446	3,055,849	202,597

Intangible assets include assets under capital leases with an original cost of $44,807 and accumulated amortization of $36,031 as at December 31, 2009.

Amortization of intangible assets includes $3,701 (2009 - $8,776; 2008 - $17,580) on software under capital leases.

Intangible assets were included in the sale of Copernic (see Note 2).  At the closing date, the cost was at $426,472 and the accumulated amortization was at $291,648.

11	Accounts Payable and Accrued Liabilities
	2010 $	2009 $

Accounts payable	536,608	155,229
Accrued employee costs	21,635	206,286
Directors and officers payable (a)	58,436	397,686
Companies owned by directors (a) (b) (c)	-	9,581
Accrued professional fees	50,000	165,359
Other accrued liabilities	-	75,999

	666,679	1,010,140

(a)	These amounts payable relate, in large part, to consulting agreements.
(b)
Services provided by one director for 2010 amounted to $32,750 compared to $31,651 at the end of 2009.  These transactions are concluded in the normal course of operations and are measured at the exchange amount which is the amount of the consideration established and agreed to by the parties. These trade accounts are subject to the same terms as trade accounts of unrelated parties.

(c)	David Goldman resigned as an officer and became Chairman of the Company in June 2008 until the closing date of the Plan of Arrangement with Harris.

12	Obligations under Capital Leases

Obligations under capital leases were included in the sale of Copernic (see Note 2).

In 2009, obligations under capital leases, bearing interest at effective rates varying from 10.41 % to 33.45%, payable in monthly instalments ranging from $228 to $3,264 including interest, maturing until September 2014 amounted to $64,165.

13      Income Taxes

a)	A reconciliation of the combined Canadian federal and provincial income tax rate with the Company’s effective income tax rate is as follows:

	2010 $	2009 $	2008 $

Loss from continuing operations before income Taxes	(1,906,183)	(2,940,363)	(8,383,496)
Expected recovery of income taxes at the statutory rate	(569,949)	(908,572)	(2,590,500)
Impact of foreign and provincial rates	-	186	9,200
Change in future income tax balance due to change in rate	92,172	-	41,582
Unrecognized benefit of current year tax losses and undeducted research and development expenses, and other temporary differences	856,432	272,763	208,650
Gain on disposal of its operating subsidiary not taxable	(265,242)	-	-
Permanent difference:
Impairment of goodwill	-	-	1,234,455
Non-deductible expenses	(125,717)	(19,226)	242,221
Other	6,472	-	-

Recovery of income taxes	(5,832)	(654,849)	(854,392)

b)	The major components of the net future income tax asset classified by the source of temporary differences are as follows:

	2010 $	2009 $

Assets
Property and equipment	-	2,857,726
Non-capital losses (expiring 2010 - 2029)	232,436	4,515,291
Unrealized impairment losses on investments	-	468,856
Research and development expenses	-	867,483
Other	4,532	57,665
	236,968	8,767,021

Liabilities
Intangible assets	-	45,146

Net future income tax assets before valuation	-	8,721,875
Valuation allowance	(236,968)	(8,767,021)
	-	(45,146)

Presented as:
Current asset	-	-
Long-term asset	-	-
Long-term liability	-	(45,146)
	-	(45,146)

As at December 31, 2010, the Company also has temporary differences in the United States of America consisting mainly of non-capital losses for $4,661,146 (2009 - $1,929,723). No future tax assets were recognized for these temporary differences.

14	Capital Stock

On November 5, 2010, Shareholders of Copernic exchanged their shares for equivalent shares of Comamtech.  Copernic then became a subsidiary of Comamtech and was subsequently sold (see Note 2).

During a special meeting of the shareholders of Copernic held on September 11, 2009, a consolidation of issued and outstanding shares (“Consolidation” also known as reverse stock split) was approved effective as of September 14, 2009. The Consolidation factor was 7:1. All information related to shares, stock options and warrants (including comparatives) in these financial statements reflects this Consolidation. Prior to the completion of the Consolidation, Copernic had 14,637,531 common shares outstanding, and upon completion of the Consolidation, Copernic had 2,091,437 common shares outstanding.

a) Stock Options

Information with respect to stock options activity for the year ended December 31, 2009 and 2010 is as follows:

	Options
	Number of options	Weighted average exercise price $
Outstanding as of December 31, 2008	111,320	12.93
Granted	44,998	2.01
Forfeited	(15,094)	(10.40)
Expired	(8,643)	(32.75)
Outstanding as of December 31, 2009	132,581	8.21
Exercised	(6,424)	(1.69)
Forfeited	(59,016)	(14.19)
Outstanding as of December 31, 2010	67,141	3.57

Following the closing of the Plan of Arrangement with Harris (see Note 2), options to purchase Copernic's existing common shares under Copernic's existing stock option plan was exchanged into equivalent options to purchase common shares of Comamtech under the stock option plan of Comamtech.

b) Granting, Exercising and Cancellation of Stock Options

In 2008, the Company granted 50,000 options to employees, officers and directors at an exercise price between $1.54 and $7.00 expiring in five years. During that year, 112,260 options were forfeited.

On March 4, 2009, the Company granted to an officer, 3,571 stock options at an exercise price of $1.33 expiring in five years.

On June 17, 2009, the Company granted to directors 17,856 stock options at an exercise price of $2.17 expiring in five years.

On June 30, 2009 the Company granted 8,571 stock options to officers and employees at an exercise price of $2.03 expiring in five years.

On November 13, 2009 the Company granted 15,000 stock options to an officer at an exercise price of $1.98 expiring in five years.

During the year ended December 31, 2009, no options were exercised and 23,737 options were forfeited or expired.

During the year ended December 31, 2010, 6,424 options were exercised and 59,016 options were forfeited or expired.

The following table summarizes all outstanding and exercisable options by range of exercise price:

Outstanding options					Exercisable options
Range of exercise price $		Number of options outstanding as at December 31, 2010	Weighted average remaining life	Weighted average exercise price $	Number of options exercisable as at December 31, 2010	Weighted average exercise price $
1.01 to	5.00	52,855	3.29	2.64	52,855	2.64
5.01 to	10.00	14,286	2.25	7.00	14,286	7.00
Total		67,141	3.07	3.57	67,141	3.57

As at December 31, 2009 and 2008 there were 51,248 and 43,288 options exercisable at a weighted average exercise price of $14.15 and $20.93, respectively.

The fair value of the options granted was estimated as of the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	2010	2009	2008
Expected option life (years)	N/A	3.00	2.86
Volatility	N/A	134.00%	87.49%
Risk-free interest rate	N/A	1.67%	2.85%
Dividend yield	N/A	nil	nil

In 2010, no options were granted.  The weighted average grant-date fair values for stock options granted during 2009 and 2008 were $1.54 and $2.31 per option, respectively.

All outstanding warrants had expired as at December 31, 2009 with no impact on the financial statements.

c) Stock-based Compensation Costs

For the years ended December 31, 2010, 2009 and 2008, stock-based compensation costs by department were as follows:

	2010 $	2009 $	2008 $
General and administration	65,835	79,614	50,669
Marketing, sales and services	3,223	4,917	(55,601)
Product development and technical support	8,253	22,178	13,181
Total for continuing operations	77,311	106,709	8,249
Total for discontinued operations	-	-	(45,723)
Total	77,311	106,709	(37,474)

15	Revenues

	2010 $	2009 $	2008 $

Search	378,884	640,103	813,014
Software licensing	430,807	574,536	951,023
Customized development and maintenance Support	452,068	438,387	454,227
	1,261,759	1,653,026	2,218,264

16	Product Development and Technical Support Expenses

The following details the net product development and technical support expenses included in the consolidated statements of operations:

	2010 $	2009 $	2008 $

Product development and technical support expenses	354,287	786,202	1,618,066
Research and development expenses	479,495	533,455	398,763
	833,782	1,319,657	2,016,829

Less: research and development tax credits	184,782	194,555	179,843

	649,000	1,125,102	1,836,986

As at December 31, 2009, the Company had non-refundable tax credits of $492,497 (2008 - $393,089) with expiring dates between 2023 and 2029. No tax assets were recognized for these credits.  These non-refundable tax credits were included in the sale of Copernic (see Note 2).

17     Write-downs of long-lived assets

2010 $		2009 $	2008 $

Write-down of goodwill (a)	-	-	3,995,000
Write-down of property and equipment and intangible assets (b and c)	-	10,924	386,840
-		10,924	4,381,840

a) In 2008, the Company was facing delays in execution and changes in market conditions of its commercial deployment solutions. Based on the Company’s assessment of the fair value of its assets, the Company concluded that the goodwill had suffered a loss in value and the fair value of the related goodwill was less than its carrying value. Therefore, a write-down of $3,995,000 was recorded in 2008.

b) In 2009, a write-down of $10,924 for property and equipment was recorded as the Company estimated that the fair value of these assets was lower than their carrying amount.

c) In 2008, the Company was still facing delays in execution and changes in market conditions of its commercial deployment solutions. Based on its assessment of the fair value of the Company’s assets related to software, the Company concluded that these assets related to it had suffered a loss in value and that the fair value of intangible assets was less than the carrying value. Therefore, write-downs of $140,000 for trade names and $192,000 for technology were recorded in 2008. Also, in 2008, writedowns of $54,840 for patents were recorded as the Company estimated that the fair value of these intangible assets was lower than their carrying value.

18	Restructuring Charges

	2010 $	2009 $	2008 $
Restructuring charges
Lease termination costs	-	-	31,391
Severance	-	9,264	18,093
Other	-	24,413	51,528
	-	33,677	101,012
Disbursements	13,053	105,075	16,561

Restructuring charges included in accounts payable and accrued liabilities Balance, beginning of year	13,053	84,451	-
Balance, end of year	-	13,053	84,451

In order to reduce its costs, the Company has decided to close its Montreal office in first quarter of 2009 and concentrate all its activities in Quebec City.

The total cost of the restructuring charges including termination costs, head hunters’ fees, lease termination costs and moving expenses amounted to $134,689, of which $33,677 were recorded in 2009 and $101,012 in 2008.

19	Gain on disposal of an investment

During 2009, the company sold an investment in a private company for an amount of $169,239. The net book value of this investment was nil, therefore, the Company realized a gain on disposal for an amount equivalent to the proceeds.

20      Earnings (loss) per Share
	2010	2009	2008
Weighted average number of shares – basic / diluted	2,097,861	2,091,437	2,091,437

Options, at a weighted average exercise price of $3.57 to purchase 67,141 common shares (2009 – 51,248; 2008 – 43,288) and no warrants (2009 – 0; 2008 – 92,342) have been excluded from the above calculations since they would all have an anti-dilutive effect.

21	Consolidated Statement of Cash Flows

In 2010, the Company acquired $6,113 (2009 - $12,854 and 2008 - $18,471) of computer equipment and $0 (2009 - $0 and 2008 - $6,106) of software equipment under capital leases.

Net Change in Non-cash Working Capital Items:	2010 $	2009 $	2008 $

Cash flows increase (decrease)
Accounts receivable	(144,968)	189,005	42,620
Income taxes receivable	(22,819)	(227,681)	111,084
Prepaid expenses	(100,334)	52,715	37,791
Accounts payable and accrued liabilities	357,132	172,650	(513,529)
Income taxes payable	-	-	(8,100)
Deferred revenue	(34,096)	(53,121)	(54,666)
Deferred rent	(1,534)	(3,271)	(6,211)

	53,381	130,297	(391,011)

22	Capital Management

The Company’s objectives when managing capital are:

to safeguard the Company’s ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders, and to provide an adequate return to shareholders by pricing products and services commensurately with the level of risk.

 to pursue its strategy of organic growth through selective acquisitions to minimize shareholders’dilution

The Company sets the amount of capital in proportion to risk. The Company manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of its assets. In order to maintain or adjust the capital structure, the Company may issue new shares, or sell assets to reduce its risk.

In order to maximize flexibility to finance its ongoing growth and expansion and be able to take advantage of additional new capital investment and acquisition opportunities, the Company does not currently pay a dividend. The Company is not subject to any externally imposed capital requirements.

The Company’s primary uses of capital are to finance the operations and capital expenditures. The Company currently funds these requirements out of its liquidities. The Company’s strategy for managing capital remained unchanged from 2009.

The capital structure of the Company consists of cash, temporary investments and shareholders’ equity. A summary of the Company’s capital structure is as follows as at December 31:

	2010 $	2009 $
Cash	(4,265,488)	(465,949)
Temporary investments	-	(3,504,930)
Shareholders’ equity	8,245,153	11,492,817
	3,979,665	7,521,938

23	Financial Instruments

a)	Financial Instrument – Fair Value

Fair value estimates are made as of a specific point in time, using available information about the financial instrument. The following methods and assumptions were used to determine the estimated fair value of each class of financial instruments:

The Company has determined that the carrying value of its accounts receivable and accounts payable and accrued liabilities approximates their fair value because of the relatively short periods to maturity of these instruments.

The fair value of the balance of sale receivable, other assets and obligations under capital leases has been determined based on the discounted future cash flows. The fair value of these instruments approximates the carrying value as at December 31, 2010.

Fair Value Hierarchy

The fair value hierarchy requires the use of observable market inputs whenever such inputs exist. A financial instrument is classified to the lowest level of the hierarchy for which a significant input has been considered in measuring fair value.

The fair value hierarchy is composed of the following levels:

Level 1:	This level includes assets and liabilities measured at fair value based on unadjusted quoted prices for identical assets and liabilities in active markets that are accessible at the measurement date.
Level 2:	This level includes valuations determined using directly or indirectly observable inputs other than quoted prices included within Level 1.
Level 3:	This level includes valuations based on inputs which are less observable, unavailable or where the observable data does not support a significant portion of the instruments’ fair value.

The following tables present the financial instruments recorded at fair value on the consolidated balance sheets on a recurring basis as at December 31, 2010 and 2009 classified using the fair value hierarchy:

	Level 1	Level 2	Level 3	Total $
As at December 31, 2010
Financial assets:
Cash	4,265,488	-	-	4,265,488

As at December 31, 2009
Financial assets:
Cash	465,949	-	-	465,949
Temporary investments	3,504,930	-	-	3,504,930

Fair value and classification of financial instruments:

	Book value				Fair value
	Held for trading $	Held to maturity $	Loans and receivable $	Other financial liabilities $	$
As at December 31, 2010
Financial assets:
Cash	4,265,488				4,265,488
Other assets			4,561,025		4,561,025

Financial liabilities:
Accounts payable and accrued liabilities				666,679	666,679

As at December 31, 2009
Financial assets:
Cash	465,949				465,949
Temporary investments	3,504,930				3,504,930
Accounts receivable			256,110		256,110
Balance of sale receivable			4,349,191		4,349,191

Financial liabilities:
Accounts payable and accrued liabilities				1,010,140	1,010,140
Obligations under capital leases				58,536	58,536

b)	Foreign Currency Exchange Rate Risk

The Company is exposed to foreign exchange rate risk in that a higher proportion of the expenses are denominated in foreign currencies relative to revenue. Accordingly, the results are affected, and may be affected in the future, by exchange rate fluctuations of the foreign currencies relative to the US dollar.

The Company does not use derivative financial instruments to reduce its foreign exchange exposure.  Fluctuations in foreign exchange rates could cause unanticipated fluctuations in the Company’s operating results.

The following table provides an indication of the Company’s significant foreign exchange currency exposures:

US$ Currency

	As at December 31,
	2010		2009
	CDN	EUR	CDN	EUR
Cash and cash equivalents	373,868	-	27,523	-
Accounts receivable	56,930	-	116,033	78,758
Accounts payable and accrued liabilities	618,098	-	887,465	-
Obligations under capital leases	-	-	58,536	-

The following exchange rates were applied during the years 2010 and 2009:

	2010		2009
	Average rate	Reporting date	Average rate	Reporting date

$CDN per $US	0.9712	1.0054	0.8802	0.9532
EUR per $US	1.3276	1.3342	1.3946	1.4333

Based on the Company’s foreign currency exposures noted above, varying the above foreign exchange rates to reflect a 5% weakening of the US dollar would have increased the net loss by approximately $150,000, compared to the increase of the net income of $123,000 in 2009 and the increase of the net loss of $61,000 in 2008, assuming that all other variables remained constant. An assumed 5% strengthening of the US dollar would have had a equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

c)	Credit Risk

Credit risk results from the possibility that a loss may occur from the failure of another party to perform according to the terms of the contract. The Company regularly monitors the credit risk exposure and takes steps to mitigate the likelihood of these exposures from resulting in actual loss.

The Company, in the normal course of business, monitors the financial condition of its customers and reviews the credit risk history of each customer. As at December 31, 2010, the Company had no trade accounts receivable (see Note 7) and then, there is no credit risk since the Company is a “public shell” company with no operating business. As at December 31, 2009, the Company had two customers with more than 10% of net trade accounts receivable which represented 50% of net trade accounts receivable resulting in a significant concentration of credit risk at that time.  The Company’s credit risk was considered to be low.

	2010 $	2009 $
Current	-	59,319
31-60 days	-	76,891
61-90 days (Past due)	-	26,254
Over 91 days (Past due)	-	75,224
Allowance for doubtful accounts	-	(190)
Balance as at December 31	-	237,498

The Company makes estimates and assumptions in the process of determining the adequate allowance for doubtful accounts. Accounts receivable outstanding longer than the agreed upon payment terms are considered past due. The Company determines its allowance by considering a number of factors including the length of time accounts receivable are past due, the customer’s current ability to pay its obligation to the Company, historical results and the condition of the general economy and the industry as a whole. The Corporation writes off accounts receivable when they are determined to be uncollectible and any payments subsequently received on such accounts receivable are credited to consolidated operations. The allowance for doubtful accounts is primarily calculated on a specific identification of accounts receivable.

Concentration of Revenues

10% or more of revenues are derived from these customers and are summarized as follows:

	2010 % of revenue	2009 % of revenue

Customer A	32%	34%
Customer B	1%	11%
Customer C	21%	1%

Customer A is an ad placement agency settling revenues for thousands of retail transactions.

d)	Interest Rate Risk

The Company is subject to minimal interest rate risk on its cash and cash equivalents and temporary investments.  The risk that the Company will realize a loss as a result of the decline in the fair value of the other instruments is limited, and would not be material.

The Company’s exposure to interest rate risk is as follows:

2010			2009
Maturity		Interest rate	Interest rate
Cash	Less than 30 days	0.000% to 0.137%	0.049% to 0.263%
Temporary investments Mutual funds Obligations under capital lease	120 days and more Withdrawal at any time 5 years	N/A 0.13% 10.86% to 33.45%	0.8% to 1.75% 0.12% 10.41% to 33.45%

As at December 31, 2010, the Company does not have mutual funds and obligations under capital lease, and therefore, is not exposed to interest rate risk with respect to these financial instruments.

e)	Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company’s approach in managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation. The Company also manages liquidity risk by continuously monitoring actual budgeted cash flows. Also, the Board of Directors reviews and approves the Company’s operating and capital budgets, as well as any material transactions out of the ordinary course of business, including proposals on mergers, acquisitions or other major investments or divestitures. The Company’s liquidity risk is considered to be low.

24	Segment Information

a)	The geographic information for the continuing operations is as follows:

	2010 $	2009 $	2008 $
Revenues:
Canada	340,037	125,954	231,714
United States	583,104	1,330,758	1,661,707
Europe	338,618	196,314	324,843
	1,261,759	1,653,026	2,218,264

b)	The revenues are allocated based on the clients’ location.

c)	All long-lived assets and goodwill are associated to Canada.

d)
As a result of the disposal of the assets of its search / media segment accounted for as discontinued operations in 2009, the entity operated in a single segment up to the sale of Copernic and all information related to the discontinued operations has been presented in Note 5.

25       United States Generally Accepted Accounting Principles

As a registrant with the Securities and Exchange Commission in the United States, the Company is required to reconcile its financial results for significant measurement differences between Canadian GAAP and U.S. GAAP as they specifically relate to the Company.

The effects of the cumulative adjustments on the consolidated balance sheets of the Company are as follows:

	December 31, 2010 $	December 31, 2009 $
Capital stock
Capital stock in accordance with Canadian GAAP	96,567,321	96,556,485
Reduction of stated capital (a)	16,769,570	16,769,570
Capital stock in accordance with U.S. GAAP	113,336,891	113,326,055
Contributed surplus
Contributed surplus in accordance with Canadian GAAP	5,931,048	5,853,737
Stock-based compensation cost (b)
Cumulative effect of prior years	1,037,690	1,037,690
Contributed surplus in accordance with U.S. GAAP	6,968,738	6,891,427
Accumulated deficit
In accordance with Canadian GAAP	(94,814,352)	(91,478,542)
Reduction of stated capital to deficit (a)	(16,769,570)	(16,769,570)
Stock-based compensation costs (b)

Cumulative effect of prior years	(1,037,690)	(1,037,690)
Accumulated deficit in accordance with U.S. GAAP	(112,621,612)	(109,285,802)
Accumulated other comprehensive income In accordance with Canadian and US GAAP	561,137	561,137
Total shareholders’ equity in accordance with U.S. GAAP	8,245,153	11,492,817

(a) Reduction of Stated Capital
Under U.S. GAAP, the reduction of stated capital in the amount of $16,769,570 undertaken by the Company on June 28, 1995 would not be permitted.

(b) Stock-based Compensation Costs

In 2003, the Company prospectively adopted the fair value method of accounting for stock options granted to employees. As a result of this change, there is no longer any difference between the Company’s net results under U.S. GAAP as compared to Canadian GAAP.

For all fiscal years prior to 2003, under U.S. GAAP, the Company had elected to measure stock-based compensation costs using the intrinsic value method (APB 25). Under this method, compensation cost is measured as the difference between the fair value of the stock at the date of the grant over the exercise price. Compensation cost is amortized to expense over the appropriate vesting period. Under Canadian GAAP, no such compensation cost was recognized.

(c) Research and Development Tax Credits

Under U.S. GAAP, research and development investment tax credits would be classified as a reduction of the income tax expense instead of a reduction of the related research and development costs.

(d) Cash Flows

Under US GAAP, the cash flows reconciliation would have started with Net earnings (loss) for the year instead of Loss from continuing operations.

Accounting Changes

Fair value measurement

Effective January 1, 2009, the Company adopted Statement of FASB Accounting Standard Codification (“ASC”) 820-10 (formerly SFAS No. 157), “Fair Value Measurements”. FASB ASC 820-10 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This Statement is effective for fiscal years beginning after November 15, 2008 and to interim periods within those fiscal years.

Useful life of intangible assets

Effective January 1, 2009, the Company adopted FASB ASC 350 (formerly FASB Staff Position (“FSP”) No. 142-3),”Determination of the Useful Life of Intangible Assets” (“FSP FAS 142-3”). FASB ASC 350 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset.

Hierarchy of GAAP

During the year ended December 31, 2009, the Company adopted changes issued by the FASB related to the authoritative hierarchy of GAAP. These changes establish the FASB ASC (“Codification”) as the source of authoritative accounting principles recognized by the FASB to be applied in the preparation of financial statements in conformity with GAAP. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. The FASB will no longer issue new standards in the form of SFAS, FSP or Emerging Issues Task Force Abstracts but instead the FASB will issue Accounting Standards Updates. Accounting Standards Updates will not be authoritative in their own right as they will only serve to update the Codification. These changes and the Codification itself do not change GAAP. The Codification is effective for financial statements issued for interim and annual periods ending after September 15, 2009.

Subsequent events

In May 2009, the FASB issued Statement No. 165 “Subsequent Events”, which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before the financial statements are issued or available to be issued. This Statement sets forth: (i) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, (ii) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements and (iii) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. This Statement is effective for interim and annual periods ending after June 15, 2009.

The adoption of these standards did not have an impact on the Company’s consolidated financial statements.

26	Subsequent Events

On October 20, 2010, Comamtech and MergerCo entered into the Arrangement Agreement with DecisionPoint pursuant to which Comamtech would acquire (through MergerCo), all of the issued and outstanding securities of DecisionPoint in a reverse takeover transaction. The Arrangement Agreement was amended on December 23, 2010 (“Amendment No. 1 to the Arrangement Agreement”). The Arrangement was further amended on March 22, 2011 (“Amendment No. 2 to the Arrangement Agreement”).

The Arrangement will be completed by way of a plan of arrangement under Section 182 of the Business Corporations Act and provides for the amalgamation of DecisionPoint with 2259736 Ontario Inc., a wholly-owned subsidiary of Comamtech.

In consideration for the amalgamation, shareholders of DecisionPoint (“DecisionPoint Shareholders”) will exchange all of their shares of DecisionPoint (“DecisionPoint Shares”) into Comamtech Shares, except that DecisionPoint shareholders holding its preferred shares will exchange such shares for preferred shares of Comamtech, which in turn, shall be convertible into common shares of Comamtech.

On February 17, 2011, Comamtech announced that the special meeting of Shareholders (the “Special Meeting”) as more fully described in the Circular, originally scheduled for February 18, 2011 was adjourned to March 2, 2011.

The Special Meeting was held on March 2, 2011 and Shareholders approved the Arrangement Resolution with 99.07% of the votes cast in favor, and approved the Continuance Resolution with 99.08% of the votes cast in favor.

On March 7th, 2011, Comamtech, MergerCo and DecisionPoint modified the Plan of Arrangement to include the continuance of Comamtech under the General Corporation Law of the State of Delaware (the “Continuance”) as the last step in the Plan of Arrangement. This administrative change was made in order to satisfy certain SEC requirements in order to qualify under the 3(a)(10) exemption from registration provided under the U.S. Securities Act of 1933.

On March 8, 2011, Comamtech and MergerCo asked that the Ontario Superior Court of Justice (Commercial List) adjourn the hearing of the final order, in order for the parties to renegotiate the terms to the Plan of Arrangement.

On March 22, 2011, Comamtech, MergerCo and DecisionPoint entered into Amendment No. 2 to the Arrangement Agreement in order to amend the Plan of Arrangement (the “Amended Plan of Arrangement”).  The amendments brought to the Arrangement Agreement by Amendment No. 2 to the Arrangement Agreement, including among others, the Amended Plan of Arrangement, will require the calling and holding of a new special meeting of Shareholders to approve the Amended Plan of Arrangement (the “New Special Meeting”). The New Special Meeting is scheduled for May 18th, 2011. The record date for shareholders eligible to vote at the New Special Meeting is April 18th, 2011.

ITEM 18. FINANCIAL STATEMENTS Not applicable. See Item 17 above. ITEM 19. EXHIBITS
  The following are filed in support of the statements contained herein and are in addition to those exhibits previously filed with the Commission:

1.1*	Articles of Incorporation of Comamtech Inc., as amended.

1.2*	Bylaws of Comamtech Inc., as amended.

4.1
Arrangement Agreement, dated October 20, 2010, among DecisionPoint Systems, Inc., Comamtech Inc. and 2259736 Ontario Inc., incorporated by reference to Exhibit 99.1 to 2259736 Ontario Inc. and Comamtech’s pre commencement filing on Schedule TO on November 18, 2010.

4.2
Plan of Arrangement among DecisionPoint Systems, Inc., Comamtech Inc. and 2259736 Ontario Inc., incorporated by reference to Exhibit 99.2 to 2259736 Ontario Inc. and Comamtech’s pre commencement filing on Schedule TO on November 18, 2010.

4.3
Amendment No. 1 to the Arrangement Agreement, dated as of December 23, 2010, among Comamtech Inc., Decisionpoint Systems, Inc., and 2259736 Ontario Inc., incorporated by reference to Exhibit 99.4 to 2259736 Ontario Inc. and Comamtech’s pre commencement filing on Schedule TO on January 4, 2011.

4.4*	Amendment No. 2 to the Arrangement Agreement, dated as of March 22, 2011, among Comamtech Inc., Decisionpoint Systems, Inc., and 2259736 Ontario Inc.

12.1*	Certification of Marc Ferland under Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934.

12.2*	Certification of Jean-Rock Fournier under Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934.

13.1*	Certifications under Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934 and Section 1350 of Chapter 18 of Title 18 of the United States Code.

15.1*	Consent of Raymond Chabot Grant Thornton LLP

15.2*	Consent of RSM Richter LLP.

* *Filed as an Exhibit to this Annual Report on Form 20-F.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all requirements for filing an Annual Report on Form 20-F and has duly caused this Annual Report to be signed on its behalf.

Dated: March 31, 2011
COMAMTECH INC.

	By:	s/s Marc Ferland
		Name:	Marc Ferland
		Title:	Chairman , President and Chief Executive Officer

s/s Jean Rock Fournier
		Name:	Jean Rock Fournier
		Title:	Executive Vice President and Chief Financial Officer